   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 4, 1998.
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                       ON
               FORM S-1                                FORM S-3
                                --------------
         HUGOTON ROYALTY TRUST                CROSS TIMBERS OIL COMPANY
                                           (EXACT NAME OF CO-REGISTRANT AS
    (EXACT NAME OF CO-REGISTRANT AS           SPECIFIED IN ITS CHARTER)
       SPECIFIED IN ITS CHARTER)


                                                       DELAWARE
                 TEXAS                     (STATE OR OTHER JURISDICTION OF
                                            INCORPORATION OR ORGANIZATION)
    (STATE OR OTHER JURISDICTION OF

    INCORPORATION OR ORGANIZATION)
              58-6379215                              75-2347769
                                         (I.R.S. EMPLOYER IDENTIFICATION NO.)
 (I.R.S. EMPLOYER IDENTIFICATION NO.)

       901 MAIN ST., 17TH FLOOR             810 HOUSTON STREET, SUITE 2000
          DALLAS, TEXAS 75202                  FORT WORTH, TEXAS 76102
            (214) 508-2440                          (817) 870-2800
   (ADDRESS, INCLUDING ZIP CODE, AND      (ADDRESS, INCLUDING ZIP CODE, AND
               TELEPHONE                              TELEPHONE
    NUMBER, INCLUDING AREA CODE, OF        NUMBER, INCLUDING AREA CODE, OF
   REGISTRANT'S PRINCIPAL EXECUTIVE        REGISTRANT'S PRINCIPAL EXECUTIVE
               OFFICES)                                OFFICES)
        FRANK G. MCDONALD, ESQ.                     BOB R. SIMPSON
       901 MAIN ST., 17TH FLOOR             810 HOUSTON STREET, SUITE 2000
          DALLAS, TEXAS 75202                  FORT WORTH, TEXAS 76102
            (214) 508-2400                          (817) 870-2800
  (NAME, ADDRESS, INCLUDING ZIP CODE,  (NAME, ADDRESS, INCLUDING ZIP CODE, AND
                  AND                   TELEPHONE NUMBER, INCLUDING AREA CODE,
TELEPHONE NUMBER, INCLUDING AREA CODE,                    OF
                  OF                              AGENT FOR SERVICE)
          AGENT FOR SERVICE)
                                --------------
                                   COPIES TO:

       F. RICHARD BERNASEK, ESQ.                JAMES M. PRINCE, ESQ.
      KELLY, HART & HALLMAN, P.C.               ANDREWS & KURTH L.L.P.
      201 MAIN STREET, SUITE 2500               600 TRAVIS, SUITE 4200
        FORT WORTH, TEXAS 76102                  HOUSTON, TEXAS 77002
            (817) 332-2500                          (713) 220-4300
                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  TITLE OF EACH CLASS OF          PROPOSED MAXIMUM          AMOUNT OF
SECURITIES TO BE REGISTERED  AGGREGATE OFFERING PRICE(1) REGISTRATION FEE
-------------------------------------------------------------------------
Units of Beneficial
 Interest..............              $89,700,000            $24,936.60
-------------------------------------------------------------------------
-------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN + +OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE +
+SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 Subject to Completion. Dated December 4, 1998.


                             HUGOTON ROYALTY TRUST

                             6,000,000 Trust Units

                                  -----------

  This is an initial public offering of units of beneficial interest in the Hugoton Royalty Trust. Cross Timbers Oil Company is offering all of the Trust Units to be sold in this offering and the Company will receive all proceeds from the offering. The Trust will not receive any proceeds from the offering.

  There is currently no public market for the Trust Units. The Company expects
that the public offering price will be between $    and $    per Trust Unit.
The Company will apply to list the Trust Units on the New York Stock Exchange
under the symbol "   ".

  THE TRUST. The Company organized the Trust in December 1998 by conveying to the Trust net profits interests in oil and natural gas producing properties in exchange for all beneficial units of the Trust. The net profits interests are carved from the Company's interests in long-lived, principally natural gas, properties located in the Hugoton area of Kansas and Oklahoma, the Anadarko Basin of Oklahoma and the Green River Basin of Wyoming.

  THE TRUST UNITS. Trust Units are units of beneficial ownership of the Trust and represent undivided interests in the Trust. They do not represent any interest in the Company. The Company currently owns 100% of the Trust Units and after the offering will own approximately 85% of the Trust Units.

  THE TRUST UNITHOLDERS. Trust Unitholders will receive monthly distributions of cash that the Trust receives for its net profits interests from the sale of oil and natural gas produced from the underlying properties.

  See "Risk Factors" beginning on page 10 to read about certain information you should consider before purchasing Trust Units.

                                  -----------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                                                      Per
                                                                     Trust
                                                                     Unit  Total
                                                                     ----- -----
Public offering price............................................... $     $
Underwriting discounts.............................................. $     $
Proceeds, before expenses, to Cross Timbers Oil Company............. $     $

  The underwriters may, under certain circumstances, purchase from the Company up to an additional 900,000 Trust Units at the initial public offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the Trust Units against payment in New
York on     , 1999.

GOLDMAN, SACHS & CO.
                                                                LEHMAN BROTHERS
   BEAR, STEARNS & CO. INC.
           DAIN RAUSCHER WESSELS
           A DIVISION OF DAIN RAUSCHER INCORPORATED
                    DONALDSON, LUFKIN & JENRETTE
                                                       A.G. EDWARDS & SONS, INC.

                                  -----------

                          Prospectus dated     , 1999.

                                 [GRAPHIC HERE]

                             Hugoton Royalty Trust
                          Map of Major Producing Areas

                               PROSPECTUS SUMMARY

    This summary highlights some information from this prospectus. It is not complete and may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements and notes to those statements. You will find definitions for terms relating to the oil and gas business in "Glossary of Certain Oil and Gas Terms."
                             HUGOTON ROYALTY TRUST

    Hugoton Royalty Trust (the "Trust") is a grantor trust formed in December 1998 by Cross Timbers Oil Company (the "Company"). The Trust provides tax-advantaged cash distributions from net profits interests carved from substantially all of the Company's existing interests in oil and natural gas properties located in the Hugoton area of Kansas and Oklahoma, the Anadarko Basin of Oklahoma and the Green River Basin of Wyoming. The Company's interests in these properties are referred to as the "Underlying Properties." The Underlying Properties are long-lived, principally natural gas, properties with well-established production histories, substantially all of which are working interests. More than 90% of the properties are operated by the Company, with the balance operated by major oil companies or established independents.

    The Trust is a passive entity, and NationsBank, N.A., as trustee (the "Trustee"), only has powers to collect and distribute proceeds received by the Trust and to pay Trust liabilities and expenses. The Trustee does not participate in business decisions of the Company and did not participate in the decision of the Company to sell any Trust Units.

    Ownership of the Trust is divided into 40,000,000 units of beneficial interest (the "Trust Units"). The Trust Units do not constitute an interest in or security of the Company or the Trustee. See "The Trust."

    The Trust's business address is 901 Main Street, 17th Floor, Dallas, Texas 75202.
                                THE TRUST ASSETS

    The assets of the Trust consist of net profits interests (the "Net Profits Interests") carved from the Underlying Properties. The Net Profits Interests entitle the Trust to receive 80% of the Net Proceeds (as defined below) from the sale of production from the Underlying Properties.

    "Net Proceeds" are determined monthly on a state-by-state basis. They are proceeds received by the Company as the owner of the Underlying Properties, after deducting property and production taxes, overhead fees and development and production costs. Because the Company deducts development and production costs from sales proceeds, the Net Profits Interests payable to the Trust are dependent upon both production quantities and sales prices of oil and natural gas and the costs to develop and produce the oil and natural gas. If at any time development and production costs should exceed gross proceeds, neither the Trust nor the holders of beneficial interests in the Trust (the "Trust Unitholders") would be liable for the excess costs. However, the Trust would not receive any Net Proceeds until future Net Proceeds exceed the total of those excess costs, plus interest at the prime rate. The Company does not expect future production costs for the Underlying Properties to change significantly relative to recent historical costs. Moreover, the Company expects the level of development costs to decline significantly as compared to recent historical amounts. See "Risk Factors--Development Costs" and "Computation of Net Proceeds--Net Profits Interests."

    The Trust may sell the Net Profits Interests if the Trustee receives the affirmative consent of the holders of 80% of the Trust Units. The Trust must sell the Net Profits Interests if annual gross proceeds from the Underlying Properties are less than $1 million for each of two consecutive years after 1999. The Trustee would then distribute the net proceeds of the sale to Trust Unitholders.

                           THE UNDERLYING PROPERTIES

    The Underlying Properties are located in three of the best known and most prolific gas producing areas in the United States. As of November 30, 1998, proved reserves of the Underlying Properties were estimated at 518 Bcfe, of which approximately 60% were located in Oklahoma, 29% were located in Wyoming and 11% were located in Kansas. These areas are characterized by low natural decline rates, low production costs and extensive production histories, which in some cases date back to the 1920s. Reserve estimates for properties with long production histories are generally more reliable than estimates for properties with recently established production.

    The Company has a proven record of adding reserves at a low cost. The Company has experienced upward revisions of estimates of proved reserves on many of the Underlying Properties. These upward revisions resulted from better than projected production performance and development results, reduced production costs, increased oil and gas prices in some years, gathering system improvements and improved technology. There is no assurance that the Underlying Properties will experience upward revisions of proved reserves in the future.

    The average reserve-to-production index of the Underlying Properties is approximately 12 years. The reserve-to-production index is calculated by dividing proved reserves by projected annual production. This is an indication of reserve longevity, but not an adequate indication of remaining economic productive life, which is expected to exceed 40 years for the Underlying Properties.

    Natural production decline rates for the Underlying Properties, assuming no additional development expenditures, typically would range between 6% and 10% annually. The Company, however, increased production from the Underlying Properties by 12% during the past three years. Development costs during this period averaged $29 million per year, or approximately 50% of average annual cash flow generated from production. Going forward, the Company anticipates development costs of $12 million per year. The Company believes that there are significant additional low risk and relatively low cost development opportunities available to partially offset the natural decline rate on the Underlying Properties. See "Productive Areas and Additional Development Potential."

    The Company operates more than 90% of the wells on the Underlying Properties. The wells that are not operated by the Company are generally operated by established independents or major oil companies. Through operations, the Company can control the timing and level of discretionary expenditures for operational improvements, the development of existing proved reserves and the finding and development of new reserves. The Company has a proven record of successfully operating the Underlying Properties and other similar properties. Its historical five-year average finding cost for its development program is $0.48 per Mcfe, which is one of the lowest in the industry.

    The Company and its affiliates operate gas gathering systems for approximately 70% of the production from the Underlying Properties. Controlling the gas gathering systems allows the Company to assure that gathering operations will be managed to maintain optimum gas production.

    The Company may drill additional wells on the Underlying Properties, but no additional properties will be contributed to the Trust.

    Estimated proved reserves of the Underlying Properties are approximately 95% natural gas and 5% oil, based on the discounted present value of estimated future net revenues as of November 30, 1998. Proved developed reserves for the Underlying Properties represent approximately 93% of the discounted present value of estimated future net revenues. See "The Net Profits Interests and the Underlying Properties--Producing Acreage and Well Counts."

  The following table sets forth, as of November 30, 1998, estimated proved oil and gas reserves, estimated future net revenues and discounted estimated future net revenues for the Underlying Properties and the Net Profits Interests:

                             PROVED RESERVES (a)
                         ---------------------------
                                                               FUTURE
                                                          NET REVENUES FROM
                                             GAS       PROVED RESERVES (a)(b)
                           OIL     GAS   EQUIVALENTS ---------------------------
                         (MBBLS) (MMCF)    (MMCFE)   UNDISCOUNTED DISCOUNTED (c)
                         ------- ------- ----------- ------------ --------------
                                                        (IN THOUSANDS, EXCEPT
                                                           PER UNIT DATA)
Underlying Properties
 (100%):
  Oklahoma..............  4,054  286,680   311,004     $441,992      $231,427
  Wyoming...............    217  149,250   150,552      130,416        68,286
  Kansas................     57   56,004    56,346       61,607        32,257
                          -----  -------   -------     --------      --------
    Total...............  4,328  491,934   517,902     $634,015      $331,970
                          =====  =======   =======     ========      ========
Underlying Properties
 (80%)..................  3,462  393,547   414,322     $507,212      $265,576
Net Profits Interests
 (d)....................  2,398  272,492   286,880     $507,212      $265,576
Per Trust Unit..........    --       --        --      $  12.68      $   6.64

--------
(a) Based on realized oil and natural gas prices as of November 30, 1998, which were $9.50 ($8.50 posted price) per Bbl of oil and $2.00 per Mcf of natural gas. For further information regarding Trust proved reserves, see "The Net Profits Interest and the Underlying Properties--Oil and Gas Reserves" and "Hypothetical Annual Cash Distributions--Assumptions and Methodology--Oil and Gas Prices."
(b) Before income taxes and the tax benefit of the estimated Section 29 tight sands gas production income tax credit.
(c) Discounted at an annual rate of 10%.
(d) Proved reserves for the Net Profits Interests are calculated by subtracting from 80% of proved reserves of the Underlying Properties, quantities of a sufficient value to pay 80% of the future estimated costs deducted in calculating Net Proceeds. Accordingly, proved reserves for the Net Profits Interests reflect quantities that are free of future costs and expenses based on price and cost assumptions used in the reserve estimates.

PRODUCTIVE AREAS AND ADDITIONAL DEVELOPMENT POTENTIAL

    The Company believes that it will have substantial economic incentive to further develop the Underlying Properties due to its large ownership interest in Trust Units and its 20% retained interest in Net Proceeds. The Company intends to develop the Underlying Properties as discussed below under most reasonably anticipated market conditions, but the Company is not obligated to the Trust to develop the Underlying Properties.

 Hugoton Area

    Natural gas was discovered in 1922 in the Hugoton area, the largest gas producing area in North America, covering parts of Texas, Oklahoma and Kansas with an estimated five million productive acres. The Permian-aged Chase formation is the major productive formation in the Hugoton area, ranging in depth from 2,700 to 2,900 feet. There are more than 7,200 Chase wells currently producing. More than 64 trillion cubic feet of natural gas has been produced in the Hugoton area.

    The Company's current net production from the Underlying Properties in the Hugoton area averages approximately 30,000 Mcf of gas per day and 260 Bbls of oil per day.

    In the Hugoton area, the Company's development plan includes additional compression to lower line pressures, pumping unit installations, deeper drilling of existing wells to capture additional pay zones, and development drilling activity. The Company plans to develop the Chase formation primarily through infill drilling of up to 40 wells in Kansas. If new legislation is enacted in Oklahoma allowing for reduced spacing and the Company receives regulatory approval, it will have approximately 200 potential infill well locations in Oklahoma. The Company also plans to develop the other formations, including the Council Grove, Chester, Morrow and St. Louis formations that underlie the 79,500 net acres held by production by the Chase formation wells. The Company has participated in 3-D seismic shoots covering 30,000 acres of the Company's net acreage position beneath the Chase formation.

 Anadarko Basin

    The Company is one of the largest producers in the Ringwood, Northwest Okeene and Cheyenne Valley fields in Major County, Oklahoma. Current net daily production from the Underlying Properties exceeds 34,000 Mcf of gas and 1,100 Bbls of oil.

    Oil and gas were first discovered in the Major County area in 1945. The fields in the Major County area are located in the Anadarko Basin and are characterized by oil and gas production from a variety of structural and stratigraphic traps. Productive zones range from 6,500 to 9,400 feet and include the Oswego, Red Fork, Chester, Manning, Mississippian, Hunton and Arbuckle formations.

    The Company plans to develop these properties through artificial lift installations, recompletions to add additional pay zones, restimulations of existing pay zones and infill and development drilling. Development will target the Chester, Mississippian, Red Fork and Hunton formations.

 Green River Basin

    The Green River Basin is located in southwestern Wyoming. The Company's current net daily production from the Underlying Properties in the Fontenelle field is approximately 26,700 Mcf of gas and 70 Bbls of oil.

    Gas was discovered in the Fontenelle area in the early 1970s. The producing reservoirs are the Cretaceous-aged Frontier and Dakota sandstones at depths ranging from 7,500 to 10,000 feet. Potential development activities for the fields in this area include restimulations, recompletions and development drilling of the Frontier Sands. Additionally, there is the potential to recomplete wells to the Baxter Sands.

 Development Costs

    The Company acquired a significant portion of the Underlying Properties in 1995 and 1996. After these acquisitions, the Company began an aggressive development program, spending $19.8 million in 1996, $38.9 million in 1997 and $28.6 million in 1998 in order to increase production. The Company expects a significant reduction in development costs to a level of approximately $12 million annually. While the Company does not expect this development program to continue to increase production, it expects a significant mitigation of the natural decline in production of the Underlying Properties.

    Any increase or decrease in production and development costs will directly affect the Net Proceeds payable to the Trust. See "Risk Factors--Development Costs." For a summary of development and operating costs over the last three years, see "The Net Profits Interests and the Underlying Properties--Pro Forma Distributable Income and Oil and Gas Sales Volumes."

                 PRO FORMA TRUST DISTRIBUTIONS AND RELATED DATA

    The following table sets forth oil and gas sales volumes and average sales prices for the Underlying Properties and the calculation of distributable income (1) for the years ended December 31, 1996, 1997 and 1998 based on historical net proceeds from the Underlying Properties, (2) for the year ended December 31, 1998 on an adjusted basis using development costs of $12 million, as is budgeted for 1999, and (3) for the year ended December 31, 1999 on a hypothetical basis using the assumptions and methodology described under "Hypothetical Annual Cash Distributions" and using hypothetical prices of $10.00 ($11.00 realized) for oil and $2.00 for gas.

The hypothetical amounts are not a projection or forecast of the actual or estimated results from an investment in the Trust Units. They are intended only to demonstrate the calculation of distributable income based on assumed prices and costs. See "Hypothetical Annual Cash Distributions."

                         YEAR ENDED DECEMBER 31,
                         -------------------------  ADJUSTED  HYPOTHETICAL
                         1996(a)  1997(a)  1998(a)  1998 (b)    1999 (c)
                         -------  -------  -------  --------  ------------
                             (IN THOUSANDS, EXCEPT PER UNIT DATA)
Underlying Properties
 Sales Volumes:
   Gas (Mcf)............  36,143   37,172   38,535   38,535      40,347
   Oil (Bbls)...........     455      471      479      479         483
 Average Price:
   Gas (per Mcf)........ $  1.67  $  2.21  $  2.00  $  2.00     $  2.00
   Oil (per Bbl)........ $ 19.95  $ 20.63  $ 14.78  $ 14.78     $ 11.00
Calculation of
 Distributable Income
 Revenues:
   Gas sales............ $60,502  $82,192  $77,124  $77,124     $80,694
   Oil sales............   9,075    9,704    7,083    7,083       5,313
                         -------  -------  -------  -------     -------
     Total..............  69,577   91,896   84,207   84,207      86,007
 Costs:
   Taxes on production
    and property........   5,919    9,173    9,170    9,170       7,677
   Production expenses..  11,359   12,837   13,031   13,031      10,264
   Development costs....  19,797   38,875   28,600   12,000      12,000
   Overhead.............   4,557    5,354    6,198    6,198       6,200
                         -------  -------  -------  -------     -------
      Total.............  41,632   66,239   56,999   40,399      36,141
                         -------  -------  -------  -------     -------
 Net proceeds...........  27,945   25,657   27,208   43,808      49,866
 Net profits
  percentage............      80%      80%      80%      80%         80%
                         -------  -------  -------  -------     -------
 Trust royalty income...  22,356   20,526   21,766   35,046      39,893
 Trust administrative
  expense...............     300      300      300      300         300
                         -------  -------  -------  -------     -------
 Trust distributable
  income (d)............ $22,056  $20,226  $21,466  $34,746     $39,593
                         =======  =======  =======  =======     =======
 Trust distributable
  income per Trust
  Unit (d).............. $  0.55  $  0.51  $  0.54  $  0.87     $  0.99
                         =======  =======  =======  =======     =======

--------
(a) Based on the audited statements of revenues and direct operating expenses for the Underlying Properties for the years ended November 30, 1996, 1997 and 1998 included in this prospectus. See Index to Financial Statements. Net proceeds from the Underlying Properties for the year ended November 30 are received by the Trust in the year ended December 31.
(b) Based on the audited statement of revenues and direct operating expenses for the Underlying Properties for the year ended November 30, 1998, as described under (a), with the exception that development costs are assumed to be $12 million, as is budgeted for 1999.
(c) Based on the assumptions and methodology described under "Hypothetical Annual Cash Distributions" and using hypothetical prices of $10.00 for oil ($11.00 realized) and $2.00 for gas.
(d) On a pro forma basis, assuming the Net Profits Interests were conveyed to the Trust prior to January 1, 1996 and that Trust administrative expense was $300,000 annually.

    For additional financial information regarding the Underlying Properties and the Trust, see the Financial Statements of the Underlying Properties and the Trust included in this prospectus.

                                  THE COMPANY

    Cross Timbers Oil Company is a leading United States independent energy company engaged in the acquisition, development and exploration of oil and natural gas properties, and in the production, processing, marketing and transportation of oil and natural gas. The Company organized the Trust in December 1998 and conveyed to the Trust Net Profits Interests in the Underlying Properties in exchange for all of the Trust Units. The Company continues to own the Underlying Properties, which are burdened by the Net Profits Interests conveyed to the Trust.

    The Company has announced a strategy of forming up to three royalty trusts, including the Trust, over the next several years. The Company will sell approximately 15% of the Trust Units in this offering, and over time, intends to distribute some of the remaining Trust Units, together with units of other royalty trusts formed by the Company, to its stockholders. It also may exchange the remaining Trust Units for oil and gas properties or use them for other corporate purposes. The Company currently anticipates distributing Trust Units to its stockholders beginning no earlier than the fourth quarter of 1999, and potentially as frequently as each quarter. The Company expects to distribute royalty trust units representing a then market value of approximately $2.00 per year for each share of Company common stock. For example, a stockholder with 100 shares of Common Stock would potentially receive annual distributions of royalty trust units with a value of $200.

    As the owner of the Underlying Properties as well as a substantial number of the Trust Units, the Company will have a strong incentive to continue to operate the Underlying Properties in an efficient and cost effective manner.

    The Company's 1998 Royalty Trust Option Plan provides for the issuance of options to purchase from the Company up to $12 million of Trust Units. The Company has granted options to its executive officers covering all $12 million of Trust Units in the plan. The options will be exercisable for three years at a price per Trust Unit equal to the public offering price in this offering. The executive officers will not receive any Trust distributions on the option Trust Units until their options are exercised.

    The Company's principal executive offices are located at 810 Houston Street, Suite 2000, Fort Worth, Texas 76102 and its telephone number is (817) 870-2800.

                                  THE OFFERING

Trust Units offered.......  6,000,000 Trust Units are being offered by the
                            Company, excluding 900,000 Trust Units that the Underwriters may purchase from the Company upon exercise of their over-allotment option.

Trust Units outstanding...  40,000,000 Trust Units are outstanding. No additional Trust Units can be issued.

Use of Proceeds...........  The Trust will not receive any of the proceeds from the sale of Trust Units. The Company will receive all net proceeds,
                            anticipated to be approximately $    ($    if the
                            underwriters fully exercise their over-allotment option), and will use the proceeds to repay indebtedness under its revolving credit facility.

NYSE Symbol...............

Cash distributions........  The first cash distribution on Trust Units will be made in April 1999 to record holders as of March 31, 1999, and will include Net Proceeds received, less Trustee's expenses, during the period December 1, 1998 through February 28, 1999. This initial distribution will also be adjusted to exclude any development charges on the Underlying Properties incurred through December 31, 1998, which the Company will bear. Thereafter, the Trustee will distribute available cash on or before the tenth business day of each month to holders of record of Trust Units on the last business day of the prior month. The Trust generally receives the Net Proceeds from the Net Profits Interests two to three months following the production of the applicable oil and gas.

Federal income tax
consequences of
distributions.............
                            Trust Unitholders will be taxed directly on the income from the Net Profits Interests. Trust Unitholders may claim tax deductions for depletion and Trust administrative expenses and may claim a tax credit under Section 29 of the Internal Revenue Code (the "Section 29 tax credit") for qualifying tight sands gas production from the Underlying Properties that relates to the Trust's Net Profits Interest. The Company estimates the Section 29 tax credit will be approximately $.02 per year per Trust Unit. Trust Unitholders will also be allowed a deduction for the greater of cost depletion or percentage depletion. The Company believes that cost depletion will be more advantageous than percentage depletion for most Trust Unitholders. The amount of cost depletion deduction available to Trust Unitholders depends on the Trust Unitholder's cost of Trust Units, purchase date and prior allowable depletion. The Section 29 tax credit and depletion deduction will shelter a portion of the Trust distributions from federal income taxation. Income distributed from the Trust to Trust Unitholders that are tax-exempt organizations does not constitute unrelated business taxable income for those organizations, if Trust Units are not debt-financed within the meaning of Section 514 of the Internal Revenue Code. See "Federal Income Tax Consequences."

                                  RISK FACTORS

                     EFFECT OF CHANGING OIL AND GAS PRICES

    The Trust's distributions are affected by the prices realized from the sale of oil and natural gas. Oil and gas prices fluctuate widely in response to relatively minor changes in supply, market uncertainty and a variety of additional factors that are beyond the control of the Trust and the Company. These factors include, among others:

  .  political conditions in the Middle East;

  .  activities of OPEC;

  .  the foreign supply of oil and gas;

  .  the price of foreign imports;

  .  the level of consumer product demand;

  .  worldwide economic conditions;

  .  weather conditions;

  .  government regulations;

  .  the price and availability of alternative fuels;

  .  the proximity to, and capacity of, transportation facilities; and

  .  worldwide energy conservation measures.

    Lower oil and gas prices may reduce the amount of oil and gas that is economic to produce. The volatility of energy prices reduces the accuracy of estimates of future cash distributions to Trust Unitholders and the value of the Trust Units.

                             MARKET FOR NATURAL GAS

    Approximately 95% of the estimated proved reserves of the Underlying Properties at November 30, 1998 are composed of natural gas, based on the discounted present value of estimated future net revenues of proved reserves. The revenues of the Trust and the amount of cash distributions made by the Trust will depend upon, among other things, the volume of natural gas produced and the price at which it is sold.

    Due to the seasonal nature of demand for natural gas and its effect on sales prices and production volumes, the cash distributions by the Trust may vary substantially throughout the year. Generally, gas production volumes and prices tend to be higher during the first and fourth quarters of the calendar year. Trust distributions generally are not made until three or four months after the sale of production from the Underlying Properties. As a result, increased distributions from higher gas prices are usually delayed for that period of time. See "Computation of Net Proceeds."

                        UNCERTAINTY OF RESERVE ESTIMATES

    The value of the Trust Units will depend upon, among other things, the proved reserves attributable to the Net Profits Interests. Estimating reserves is inherently uncertain. The oil and natural gas reserves data in this prospectus represent estimates based on reports prepared by the Company's internal petroleum engineers. Petroleum engineering is not an exact science, however, and estimates of economically recoverable oil and natural gas reserves and of future net cash flows depend on a number of variable factors and assumptions, such as:

  . historical production from the area compared with production rates from other producing areas;

  .  the assumed effect of governmental regulation; and

  . assumptions about future commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs.

    Estimates of reserves and expected future cash flows prepared by different engineers (or by the same engineers at different times) may differ substantially because of changes in relevant factors or the use of different assumptions. Ultimately, actual production, revenues and expenditures for the Underlying Properties will vary from estimated reserves, and those variations could be material.

    The Trust's reserve quantities and revenues are based on estimates of reserves and revenues for the Underlying Properties. Because the Trust holds Net Profits Interests and does not own a specific ownership percentage of the oil and gas reserves, the amount of reserves allocated to the Trust for its Net Profits Interests has been reduced to take into account the estimated production and development costs deducted in calculating Net Proceeds.

                    NO CONTROL OF OPERATIONS AND DEVELOPMENT

    Neither the Trustee nor the Trust Unitholders are able to influence or control the operation or future development of the Underlying Properties. Additionally, the Company does not operate or control as much as 10% of the Underlying Properties, and the Company is unable to significantly influence the operations or future development of those properties.

    The current operators of the Underlying Properties are under no obligation to continue operating the properties. Neither the Trustee, Trust Unitholders nor the Company has a right to replace an operator. See "The Net Profits Interests and the Underlying Properties--Producing Acreage and Well Counts."

                                PRODUCTION COSTS

    The owner of each working interest in a property that is included in the Underlying Properties must pay its proportionate share of production expenses. Accordingly, higher or lower production expenses on the Underlying Properties will directly decrease or increase the amount received by the Trust for its Net Profits Interests. For a summary of these expenses for the last three years, see "The Net Profits Interests and the Underlying Properties--Pro Forma Distributable Income and Oil and Gas Sales Prices."

                               DEVELOPMENT COSTS

    Each Underlying Property may undergo development activities intended to increase or maintain production levels. If the requisite percentage of working interest holders approves a development project, all working interest holders may be required to pay their proportionate share of development costs. The Company's working interests generally are sufficiently large to allow it to veto or control a development decision, but neither the Trust nor the Trust Unitholders will have that power. The Trust will not be liable for any development costs, but the amount of development costs reduces the Net Proceeds payable to the Trust. Significant increases in development costs could materially reduce distributions from the Trust. The Company expects $12 million of development costs for the Underlying Properties per year.

    If development and production costs for a particular state exceed the proceeds of production, the Trust will not receive Net Proceeds for those properties until future proceeds from production in that state exceed the total of the excess costs and expenses plus accrued interest during the deficit period.

    Development activities, such as infill drilling, may not generate sufficient additional revenue to repay the costs.

                                PRODUCTION RISKS

    The occurrence of drilling, production or transportation accidents at any of the Underlying Properties will reduce Trust distributions by the amount of uninsured costs. These accidents may result in personal injuries, property damage, damage to productive formations or equipment and environmental damages.

                     TRANSFER OF UNDERLYING PROPERTIES AND
                       NET PROFITS INTERESTS; ABANDONMENT

    The Company owns the Underlying Properties that are subject to the Trust's Net Profits Interests. The Company may at any time transfer all or part of the Underlying Properties, although it currently has no intention to do so. You will not be entitled to vote on any transfer, and the Trust will not receive any proceeds of the transfer. Following any material transfer, the Underlying Properties will continue to be burdened by the Net Profits Interests, and the

Net Proceeds from the transferred property will be calculated separately and paid by the transferee. The transferee will be responsible for all of the Company's obligations relating to the Net Profits Interest burdening the portion of the Underlying Properties transferred, and the Company would have no continuing obligation to the Trust with respect to those properties. The Trust Indenture does not provide you with any right to compel the Trustee to sue the Company or a transferee for any failure to honor its obligations.

    The Trustee may sell the Net Profits Interests if the holders of 80% or more of the Trust Units approve the sale. It must sell the Net Profits Interests if the annual gross proceeds from the Underlying Properties are less than $1 million for each of two consecutive years after 1999. Sale of all the Net Profits Interests will terminate the Trust. The net proceeds of any sale will be distributed to the Trust Unitholders. See "Description of the Trust Indenture--Duration of the Trust; Sale of Net Profits Interests."

    The Company and any transferee may abandon any well or property if it believes that the well or property can no longer produce in commercially paying quantities. The portion of the Net Profits Interests relating to the abandoned property would then be extinguished.

                   PAYMENTS TO THE COMPANY AND ITS AFFILIATES

    The Company and some of its affiliates will receive payments for services rendered to the Trust or as the operator of Underlying Properties. Those payments will be deducted from Gross Proceeds in determining Net Proceeds payable to the Trust. This will reduce the amounts available for distribution to the Trust Unitholders. Payments to the Company and its affiliates will include:

  . payments to the Company for production and development costs to operate wells;

  . payments to Company affiliates for marketing, gathering, processing and transportation services; and

  . overhead fees to operate the Underlying Properties, which includes accounting and other administrative functions.

Company affiliates also purchase approximately 64% of the production from the Underlying Properties.

    In some cases, the Company sets the amounts of these payments without any negotiation or other involvement by independent third parties. The Company believes, however, that the payments are reasonable for the services rendered.

                        POTENTIAL CONFLICTS OF INTEREST

    Because the Company has interests in oil and gas properties not included in the Trust, the interests of the Company and the Trust Unitholders may not always be in common. For example, in setting budgets for development and production expenditures for the Company properties, including the Underlying Properties, the Company may make decisions that could adversely affect future production from the Underlying Properties. In addition, the Company could continue to operate a property included in the Underlying Properties and earn an overhead fee even though abandonment of the property might be more beneficial to Trust Unitholders. Moreover, the Company could decide to sell or abandon some or all of the Underlying Properties, and that decision may not be in the best interests of the Trust Unitholders. Except for specified matters that require approval of the Trust Unitholders (as described in "Description of the Trust Indenture") the documents governing the Trust do not provide a mechanism for resolving these conflicting interests.

                   LIMITED VOTING RIGHTS OF TRUST UNITHOLDERS

    Your voting rights as a Trust Unitholder are more limited than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of Trust Unitholders or for an annual or other periodic re-election of the Trustee.

                        AMENDMENT OF THE TRUST INDENTURE

    Trust Unitholders may amend the Trust Indenture by a vote of the holders of 80% or more of the outstanding Trust Units. Any amendment will be binding on you, regardless of whether you voted for or against the amendment. Some provisions of the Trust Indenture cannot be amended. See "Description of the Trust Indenture--Creation and Organization of the Trust; Amendments."

                         LIABILITY OF TRUST UNITHOLDERS

    The Trustee must ensure that all contractual liabilities of the Trust are limited to the assets of the Trust, and the Trustee will be liable for its failure to do so. If a contractual liability were not limited to the assets of the Trust and the liability were larger than the net assets of the Trust and the Trustee, Texas law is unclear whether a Trust Unitholder would be responsible for that liability. The Company believes that it is unlikely that you would have any liability from the Trust because of the value and passive nature of the Trust assets and the restrictions in the Trust Indenture on the power of the Trustee to incur liabilities.

                          OWNERSHIP AND DISPOSITION OF
                             REMAINING TRUST UNITS

    The Company currently owns 100% of the Trust Units and will sell approximately 15% of the Trust Units in this offering. The Company may use the remaining 85% of the Trust Units for a number of corporate purposes, including:

  .  distributing them to its common stockholders as dividends;

  .  granting options to executive officers to purchase some of them; and

  . exchanging them for interests in oil and gas properties or securities of oil and gas companies.

    The Company has previously announced that it plans to form up to three royalty trusts and to distribute to its stockholders units of beneficial interest (including the Trust Units) in those royalty trusts. The Company expects to distribute, as frequently as quarterly, royalty trust units having a market value of approximately $2.00 per year (based on value at the time of declaration of the dividend) for each share of common stock. A stockholder with 100 shares, for example, would receive royalty trust units with a market value of $200.00. The Company plans to start these dividends no sooner than the fourth quarter of 1999.

    If the Company distributes Trust Units to its stockholders as dividends or to its executives upon exercise of options, or if it exchanges Trust Units in connection with acquisitions, then additional Trust Units will be available for sale in the market. The Company expects these additional Trust Units to increase market liquidity, but the Company cannot presently determine whether they will increase or decrease the market price for Trust Units. The release of these additional Trust Units may cause the market price to decrease. See "Selling Trust Unitholder."

                         OWNERSHIP OF DEPLETING ASSETS

    The Net Proceeds payable to the Trust are derived from the sale of depleting assets. Accordingly, the portion of the distributions to Trust Unitholders attributable to depletion may be considered a return of capital. The reduction in proved reserve quantities is a common measure of the depletion. Future maintenance and development projects on the Underlying Properties will affect the quantity of proved reserves. The timing and size of these projects will depend on the market prices of oil and natural gas. If operators of the properties do not implement additional maintenance and development projects, the future decline rate of proved reserves may be higher than the rate during the past three years. For federal income tax purposes, depletion is reflected as a deduction, which is anticipated to be $0.90 per Trust Unit in 1999 based on a Trust Unit price of $11.00. See "Federal Income Tax Consequences--Royalty Income and Depletion."

                              TAX CONSIDERATIONS

    The Trust has received an opinion of tax counsel that:

  .  the Trust is a "grantor trust" for federal income tax purposes;

  . you will be taxed directly on your pro rata share of the income of the Trust;

  . you will be allowed (1) depletion deductions equal to the greater of percentage depletion or cost depletion (computed on the tax basis of your Trust Units) and (2) your pro rata share of other deductions of the Trust; and

  . you will be allowed the tax credit for qualifying gas production from tight sands provided under Section 29 of the Internal Revenue Code, subject to limitations described in this prospectus.

    See "Federal Income Tax Consequences." Tax counsel believes that its opinion is in accordance with the present position of the Internal Revenue Service (the "IRS") regarding grantor trusts. Neither the Company nor the Trustee has requested a ruling from the IRS regarding these tax questions. There can be no assurance that the Company or the Trust would be granted such a ruling if requested or that the IRS will continue this position in the future. Trust Unitholders should be aware of possible state tax implications of owning Trust Units. See "State Tax Considerations."
                          FORWARD-LOOKING STATEMENTS
    Some statements made by the Company and the Trust in this prospectus under "Hypothetical Annual Cash Distributions," in addition to statements contained elsewhere in this prospectus, are prospective and constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. The most significant risks, uncertainties and other factors are discussed under "Risk Factors" above.
                                USE OF PROCEEDS
    The Trust will not receive any proceeds from the sale of the Trust Units. The Company will receive all proceeds (net of underwriting discounts and costs of the offering paid by the Company) from the sale of its Trust Units of
approximately $   ($   if the Underwriters exercise their over-allotment in
full). The Company intends to apply the net proceeds from the offering to repay outstanding indebtedness under the Company's bank revolving credit facility, which bears interest at a floating rate based on LIBOR, currently 7%, and matures on June 30, 2003. Indebtedness under the revolving credit agreement was incurred to finance recent acquisitions of oil and gas producing properties.
                                   THE TRUST

    The Trust was formed in December 1998 by execution of the Trust Indenture between NationsBank, N.A., as trustee, and the Company. In connection with the formation of the Trust, the Company carved the Net Profits Interests from the Underlying Properties and conveyed the Net Profits Interests to the Trust in exchange for all 40,000,000 of the Trust Units.

    The Company owns the Underlying Properties, subject to the Net Profits Interests. As owner of the Underlying Properties, the Company receives payments for the sale of the oil and gas production from purchasers or from the other operators of the properties. On a state-by-state basis, the Company combines these payments, deducts costs and expenses where applicable, and pays to the Trust each month 80% of the Net Proceeds.

    The Trustee can authorize the Trust to borrow money to pay expenses that exceed cash held by the Trust. The Trustee may authorize the Trust to borrow from the Trustee as a lender. Because the Trustee is a fiduciary, the terms of the loan must be fair to the Trust Unitholders. The Trustee may also deposit funds awaiting distribution in an account with itself, if the interest paid to the Trust at least equals amounts paid by the Trustee on similar deposits.

    The Trustee will be paid a fee of $35,000 per year. The Trustee will receive a fee of $15,000 for services to terminate the Trust. The Trust will also incur legal, accounting and engineering fees, printing costs and other expenses that are deducted from the 80% of Net Proceeds received by the Trust before distributions are made to Trust Unitholders.
                    HYPOTHETICAL ANNUAL CASH DISTRIBUTIONS

    Estimated proved reserves of the Underlying Properties are composed of approximately 95% natural gas and 5% oil, based on the discounted present value of estimated future net revenues as of November 30, 1998. The amount of Trust revenues and cash distributions to Trust Unitholders will depend on oil and gas prices, the volume of oil and gas sold and production and development costs. The Company prepared the following unaudited tables, which demonstrate the hypothetical effect that changes in the prices for oil and gas could have on Trust distributions. The tables below show:

   . the hypothetical annual cash distributions per Trust Unit for calendar year 1999 on the accrual or production basis;

   . the resulting hypothetical annual cash distributions per Trust Unit as a percentage of the purchase price of the Trust Unit ("Hypothetical Pre-Tax Yield"); and

   . the resulting hypothetical annual yield following payment of all federal income tax at the highest individual tax rate of 39.6% ("Hypothetical After-Tax Yield").

    The data in the tables are based on:

   .  an assumed purchase price of $11.00 per Trust Unit;

   . various hypothetical oil and gas sales prices, which were chosen solely for illustrative purposes. See "The Net Profits Interests and the Underlying Properties--Pro Forma Distributable Income and Oil and Gas Sales Prices" for historical weighted average oil and gas prices; and

  . the other assumptions described below under "--Assumptions and Methodology."

    THE TABLES ARE NOT A PROJECTION OR FORECAST OF THE ACTUAL OR ESTIMATED RESULTS FROM AN INVESTMENT IN THE TRUST UNITS. THE PURPOSE OF THE TABLES IS TO ILLUSTRATE THE SENSITIVITY OF CASH DISTRIBUTIONS AND HYPOTHETICAL PRE-TAX AND HYPOTHETICAL AFTER-TAX YIELDS TO VARIATIONS IN THE PRICE OF OIL AND GAS. THERE IS NO ASSURANCE THAT THE ASSUMPTIONS DESCRIBED BELOW WILL ACTUALLY OCCUR OR THAT THE PRICE OF OIL OR GAS WILL NOT DECLINE OR INCREASE BY AMOUNTS DIFFERENT FROM THOSE SHOWN IN THE TABLES.

    Due to the varying demand for natural gas, the amount of monthly cash distributions from the Trust may vary on a seasonal basis. Additionally, month-to-month distributions will vary based on the timing of development expenditures and the net revenues, if any, generated by development projects.

    AS A RESULT OF NATURAL PRODUCTION DECLINES, PRODUCTION ESTIMATES GENERALLY DECREASE FROM YEAR TO YEAR. ACCORDINGLY, THE HYPOTHETICAL CASH DISTRIBUTIONS FOR 1999 PRODUCTION DO NOT NECESSARILY INDICATE THE AMOUNT OF DISTRIBUTIONS FOR FUTURE YEARS.

             HYPOTHETICAL ANNUAL CASH DISTRIBUTIONS PER TRUST UNIT
                  ATTRIBUTABLE TO ESTIMATED 1999 PRODUCTION(a)

                                                      HYPOTHETICAL WELLHEAD
   HYPOTHETICAL POSTED                                         GAS
   OIL PRICE PER BBL(b)                                 PRICE PER MCF(c)
   --------------------                              --------------------------
                                                     $1.50  $2.00  $2.50  $3.00
                                                     -----  -----  -----  -----
   $10.00........................................... $0.61  $0.99  $1.37  $1.74
    15.00...........................................  0.66   1.04   1.41   1.79
    20.00...........................................  0.70   1.08   1.46   1.83
    25.00...........................................  0.75   1.13   1.50   1.88

           HYPOTHETICAL PRE-TAX YIELD AT A TRUST UNIT PRICE OF $11.00
                  ATTRIBUTABLE TO ESTIMATED 1999 PRODUCTION(a)

                                                      HYPOTHETICAL WELLHEAD
   HYPOTHETICAL POSTED                                         GAS
   OIL PRICE PER BBL(b)                                 PRICE PER MCF(c)
   --------------------                              --------------------------
                                                     $1.50  $2.00  $2.50  $3.00
                                                     -----  -----  -----  -----
   $10.00...........................................   5.5%   9.0%  12.5%  15.8%
    15.00...........................................   6.0    9.5   12.8   16.3
    20.00...........................................   6.4    9.8   13.3   16.6
    25.00...........................................   6.8   10.3   13.6   17.1

          HYPOTHETICAL AFTER-TAX YIELD AT A TRUST UNIT PRICE OF $11.00
                ATTRIBUTABLE TO ESTIMATED 1999 PRODUCTION(a)(d)

                                                      HYPOTHETICAL WELLHEAD
   HYPOTHETICAL POSTED                                         GAS
   OIL PRICE PER BBL(b)                                 PRICE PER MCF(c)
   --------------------                              --------------------------
                                                     $1.50  $2.00  $2.50  $3.00
                                                     -----  -----  -----  -----
   $10.00...........................................   6.7%   8.8%  10.9%  13.0%
    15.00...........................................   7.1    9.1   11.2   13.3
    20.00...........................................   7.3    9.4   11.5   13.5
    25.00...........................................   7.5    9.6   11.6   13.7

--------
(a) Because the Trust Assets are depleting assets, a portion of this distribution/yield may be considered a return of your original investment in a Trust Unit.
(b) Oil prices shown are hypothetical posted West Texas Intermediate crude prices. Posted price is the price paid for oil at a specific point, unadjusted for gravity and other factors. These prices differ from the actual price received for production from the Underlying Properties, which takes into account gravity, quality, transportation and marketing costs. In the computation of hypothetical distributions, $1.00 per barrel was added to the hypothetical posted oil price for the foregoing adjustments. See "-- Assumptions and Methodology--Oil and Gas Prices" below.
(c) Gas prices shown are hypothetical wellhead gas prices. Wellhead price is the net price received for gas and natural gas liquids after all deductions for transportation, marketing and gathering. The weighted average price received from December 1997 through November 1998 for natural gas production from the Underlying Properties was $2.00 per Mcf, which was approximately $0.25 below the average of the monthly closing NYMEX natural gas futures contract prices for the same period. However, if previously occurring location, quality and other differentials continue in the future, there may be more significant differences between the natural gas price received and the NYMEX price. See "--Assumptions and Methodology--Oil and Gas Prices," below.
(d) See "--Assumptions and Methodology--Oil and Gas Prices--Hypothetical After-Tax Yield" for assumptions relating to federal income taxes.

    The following table shows the calculation of the hypothetical 1999 cash distribution per Trust Unit, pre-tax and after-tax yields, based on the assumptions described under "Assumptions and Methodology" below and assuming a $10.00 posted West Texas Intermediate crude oil price ($11.00 realized), a $2.00 wellhead gas price and a $11.00 Trust Unit price:
                     HYPOTHETICAL 1999 CASH DISTRIBUTIONS

                                                               VOLUMES  AMOUNT
                                                               -------  -------
                                                               (IN THOUSANDS,
                                                                 EXCEPT PER
                                                               TRUST UNIT DATA
                                                                     AND
                                                                PERCENTAGES)
TRUST DISTRIBUTABLE INCOME:
  Gas(a)...................................................... 40,347   $80,694
  Oil(b)......................................................    483     5,313
                                                                        -------
  Total revenues..............................................           86,007
                                                                        -------
  Production and property taxes(c)............................            7,677
  Production expenses.........................................           10,264
  Development costs...........................................           12,000
  Overhead....................................................            6,200
                                                                        -------
  Total expenses..............................................           36,141
                                                                        -------
  Net Proceeds................................................           49,866
  Net profits percentage......................................               80%
                                                                        -------
  Trust royalty income........................................           39,893
  Trust administrative expense................................              300
                                                                        -------
  Trust distributable income..................................          $39,593
                                                                        =======

                                                                        ANNUAL
                                                                         YIELD
                                                               AMOUNT     (d)
                                                               -------  -------
PER TRUST UNIT (40,000,000 TRUST UNITS):
  Total distributions......................................... $ 0.99       9.0%
  Cost depletion deduction(e).................................  (0.90)
                                                               ------
  Taxable income..............................................   0.09
  Income tax rate.............................................   39.6%
                                                               ------
  Income tax expense..........................................   0.04
  Section 29 tax credit(f)....................................  (0.02)
                                                               ------
  Net tax.....................................................   0.02
                                                               ------
  Total distributions after tax............................... $ 0.97       8.8%
                                                               ======

--------
(a) Volumes are in Mcf. Wellhead gas price is $2.00 per Mcf.
(b) Volumes are in Bbls. Oil price is $11.00 per Bbl ($10.00 West Texas Intermediate posted crude price plus quality and location adjustment of $1.00).
(c) Includes production taxes, calculated by multiplying oil and gas revenues by estimated tax rates, and estimated property taxes.
(d) Because the Trust Units are a depleting asset, a portion of this yield may be considered a return of capital.
(e) The cost depletion percentage is 8.2%. Cost depletion is recaptured upon sale of the Trust Units, which results in the taxation of any gain on sale as ordinary income (as opposed to capital gain) up to the amount of cost depletion previously deducted.
(f) The tight sands gas tax credit will expire January 1, 2003. This credit cannot reduce the Trust Unitholder's regular tax liability below his tentative minimum tax, subject to certain carryover provisions. See "Federal Income Tax Consequences--Section 29 Tight Sands Gas Tax Credit."

                          ASSUMPTIONS AND METHODOLOGY

TIMING OF ACTUAL DISTRIBUTIONS

    In preparing the tables above, the revenues and expenses of the Trust were calculated based on the terms of the conveyances creating the Net Profits Interests as described under "Computation of Net Proceeds," except that amounts were calculated on an accrual or production basis rather than the cash basis prescribed by the conveyances. As a result, the proceeds for production for the final one or two months of 1999, and reflected in the tables above, will actually enter into the calculation of Net Proceeds to be received by the Trust in 2000. Similarly, Net Proceeds from production during December 1998 will in fact be distributed from the Trust in 1999. Accordingly, the hypothetical cash distributions attributable to 1999 production represent hypothetical cash distributions from the Trust from February or March 1999 through January or February 2000.

PRODUCTION ESTIMATES

    Production estimates for 1999 were based on the reserve report for the Underlying Properties prepared by the Company's internal engineers. The reserve report assumed constant prices at November 30, 1998, based on a West Texas Intermediate crude oil price of $8.50 ($9.50 realized) per Bbl and the weighted average wellhead gas price at November 30, 1998 of $2.00 per Mcf. Production from the Underlying Properties for 1999 is estimated to be 483,000 Bbls of oil and 40,347,000 Mcf of gas, based on 1998 year-end reserve estimates by the Company's internal engineers. See "Oil and Gas Prices" below for a description of changes in production due to price variations. Sales for the 12 months ended November 30, 1998 were 479,000 Bbls of oil and 38,535,000 Mcf of gas. For purposes of computing the amount of Section 29 tax credit, tight sands gas production from the Underlying Properties is estimated to be 2,752,000 Mcf during 1999 (1,376,000 Mcf net to the Trust). Differing levels of production will result in different levels of distributions and yields.

OIL AND GAS PRICES

    Oil prices shown in the above tables are hypothetical posted oil prices. Posted price is the price paid for oil at a specific point, unadjusted for gravity and other factors. Published benchmark prices are typically based upon West Texas Intermediate crude, a light, sweet oil of a particular gravity. These prices differ from the average or actual price received by the Company, which takes into account gravity, quality, transportation and marketing costs. Differentials between posted oil prices and the prices actually received for the oil production may vary significantly due to market conditions. In the computation of hypothetical distributions in the above tables, $1.00 per barrel is added to the hypothetical posted oil price to reflect these adjustments. This addition is based on the average difference between the posted price of West Texas Intermediate crude and the price received by the Company during 1998. Pro forma average oil prices appearing in this prospectus have been adjusted for these differentials.

    Gas prices shown in the above tables are hypothetical wellhead prices for natural gas. Wellhead price is the net price received for natural gas and natural gas liquids after all deductions for transportation, marketing and gathering. The weighted average price of natural gas production from the Underlying Properties from December 1997 through November 1998 was $2.00 per Mcf, which was approximately $0.25 below the average of the monthly closing NYMEX natural gas futures contract prices for the same period. However, if previously occurring location, quality and other differentials continue in the future, there may be more significant differences between the natural gas price received and the NYMEX price.

    The foregoing adjustments to posted oil prices and wellhead gas prices applied in the hypothetical distribution and yield analyses are based upon an analysis by the Company of the historic price differentials for production from the Underlying Properties with consideration given to other factors that may affect these differentials in 1999. There is no assurance that these assumed differentials will be similar to the actual price differentials for 1999.

    When oil and gas prices decline, the operators of the Underlying Properties may elect to reduce or completely suspend production. No adjustments have been made to estimated 1999 production to reflect potential reductions or suspensions of production.

PRODUCTION EXPENSES, DEVELOPMENT COSTS AND OVERHEAD

    For 1999, the Company estimates production expenses to be $10.3 million, development costs to be $12 million and overhead to be $6.2 million. Overhead is the estimated fee for all Company-operated properties that is deducted by the Company in calculating Net Proceeds. For a description of production expenses and development costs, see "Computation of Net Proceeds."

ADMINISTRATIVE EXPENSE

    Trust administrative expense for 1999 is assumed to be $300,000 ($0.0075 per Trust Unit). See "The Trust."

HYPOTHETICAL AFTER-TAX YIELD

    Because the Trust Units are a depleting asset, a portion of this yield may be considered a return of capital.

    The Hypothetical After-Tax Yield was computed by determining the amount of federal income tax that would be paid on the hypothetical distributions at the highest individual marginal tax rate for 1999 (39.6%) after taking into account cost depletion deduction of $0.90 per Trust Unit and the Section 29 tax credit of $0.02 per Trust Unit. (Cost depletion is calculated by multiplying the assumed Trust Unit price of $11.00 by the cost depletion rate of 8.2%, which is computed by dividing estimated 1999 production by November 30, 1998 proved reserves. The Section 29 tax credit was based on estimated tight sands gas production of 1,376,000 Mcf for the Net Profits Interests at $0.52 per MMBtu.) This income tax amount was then subtracted from the hypothetical cash distribution per Trust Unit, and the result divided by $11.00 per Trust Unit to provide the Hypothetical After-Tax Yield. When the hypothetical distributions are less than $0.94 per Trust Unit, the Hypothetical After-Tax Yield would be the same or greater than the Hypothetical Pre-Tax Yield because of cost depletion and the Section 29 tax credit. In all instances, each Trust Unitholder is assumed to have a regular federal income tax liability sufficient to utilize the Section 29 tax credit and the depletion deduction. Alternative minimum tax implications have not been considered. The Section 29 tax credit cannot be used to reduce a Trust Unitholder's regular tax below his tentative minimum tax, calculated as provided in the alternative minimum tax computation rules. See "Federal Income Tax Consequences--Section 29 Tight Sands Gas Tax Credit." The effect of state income taxes has not been taken into account in computing the Hypothetical After-Tax Yield. See "State Tax Considerations."
            THE NET PROFITS INTERESTS AND THE UNDERLYING PROPERTIES

                                    GENERAL

    The Company created the Net Profits Interests through three conveyances to the Trust of 80% net profits interests carved from the Company's interests in properties in Kansas, Oklahoma and Wyoming. The Net Profits Interests entitle the Trust to receive 80% of the Net Proceeds from the sale of oil and gas attributable to the Underlying Properties. Net Proceeds equal the gross proceeds received by the Company from the sale of production less property and production taxes, overhead fees and production and development costs. Underlying Properties that are royalty and overriding royalty interests, are not burdened by production and development costs or overhead fees. For a more detailed description of Net Proceeds, see "Computation of Net Proceeds."

    The Company owns the Underlying Properties, subject to the Net Profits Interests conveyed to the Trust. The Company may, at any time, sell all or any portion of the Underlying Properties, subject to and burdened by the Net Profits Interests. It has no present intention to do so.

         PRO FORMA DISTRIBUTABLE INCOME AND OIL AND GAS SALES VOLUMES

    The following table sets forth oil and gas sales volumes and average sales prices for the Underlying Properties and the calculation of distributable income (1) for the years ended December 31, 1996, 1997 and 1998 based on historical net proceeds from the Underlying Properties, (2) for the year ended December 31, 1998 on a hypothetical basis using development costs of $12 million, as is budgeted for 1999, and (3) for the year ended December 31, 1999 on a hypothetical basis using the assumptions and methodology described under "Hypothetical Annual Cash Distributions" and using hypothetical prices of $10.00 ($11.00 realized) for oil and $2.00 for gas. The hypothetical amounts are not a projection or forecast of the actual or estimated results from an investment in the Trust Units. They are intended only to demonstrate distributable income based on assumed prices and costs.

                         YEAR ENDED DECEMBER 31,
                         -------------------------  ADJUSTED  HYPOTHETICAL
                         1996(a)  1997(a)  1998(a)  1998 (b)    1999 (c)
                         -------  -------  -------  --------  ------------
                             (IN THOUSANDS, EXCEPT PER UNIT DATA)
Underlying Properties
 Sales Volumes:
   Gas (Mcf)............  36,143   37,172   38,535   38,535      40,347
   Oil (Bbls)...........     455      471      479      479         483
 Average Price:
   Gas (per Mcf)........ $  1.67  $  2.21  $  2.00  $  2.00     $  2.00
   Oil (per Bbl)........ $ 19.95  $ 20.63  $ 14.78  $ 14.78     $ 11.00
Calculation of
 Distributable Income
 Revenues:
   Gas sales............ $60,502  $82,192  $77,124  $77,124     $80,694
   Oil sales............   9,075    9,704    7,083    7,083       5,313
                         -------  -------  -------  -------     -------
     Total..............  69,577   91,896   84,207   84,207      86,007
                         -------  -------  -------  -------     -------
 Costs:
   Taxes on production
    and property........   5,919    9,173    9,170    9,170       7,677
   Production expenses..  11,359   12,837   13,031   13,031      10,264
   Development costs....  19,797   38,875   28,600   12,000      12,000
   Overhead.............   4,557    5,354    6,198    6,198       6,200
                         -------  -------  -------  -------     -------
     Total..............  41,632   66,239   56,999   40,399      36,141
                         -------  -------  -------  -------     -------
 Net proceeds...........  27,945   25,657   27,208   43,808      49,866
 Net profits
  percentage............      80%      80%      80%      80%         80%
                         -------  -------  -------  -------     -------
 Trust royalty income...  22,356   20,526   21,766   35,046      39,893
 Trust administrative
  expense...............     300      300      300      300         300
                         -------  -------  -------  -------     -------
 Trust distributable
  income (d)............ $22,056  $20,226  $21,466  $34,746     $39,593
                         =======  =======  =======  =======     =======
 Trust distributable
  income per Trust
  Unit (d).............. $  0.55  $  0.51  $  0.54  $  0.87     $  0.99
                         =======  =======  =======  =======     =======

--------
(a) Based on the audited statements of revenues and direct operating expenses for the Underlying Properties for the years ended November 30, 1996, 1997 and 1998 included in this prospectus. See Index to Financial Statements. Net proceeds from the Underlying Properties for the year ended November 30 are received by the Trust in the year ended December 31.
(b) Based on the audited statement of revenues and direct operating expenses for the Underlying Properties for the year ended November 30, 1998, as described under (a), with the exception that development costs are assumed to be $12 million, as is budgeted for 1999.
(c) Based on the assumptions and methodology described under "Hypothetical Annual Cash Distributions" and using hypothetical prices of $10.00 for oil and $2.00 for gas.
(d) On a pro forma basis, assuming the Net Profits Interests were conveyed to the trust prior to January 1, 1996 and that Trust administration expenses were $300,000 annually.

                           DISCUSSION AND ANALYSIS OF
                         PRO FORMA DISTRIBUTABLE INCOME

    Trust royalty income from the Net Profits Interests was $22,356,000 for 1996, $20,526,000 for 1997 and $21,766,000 for 1998. The changes in royalty income were primarily related to changes in volumes, prices and development costs. Gas sales were 89% of total revenues for the three-year period ended December 31, 1998. Trust royalty income is recorded when received by the Trust, which is the month following receipt by the Company, and generally two months after the related oil and gas production.

VOLUMES

    Gas sales volumes from the Underlying Properties increased 3% from 1996 to 1997, and 4% from 1997 to 1998. Oil sales volumes from the Underlying Properties increased 4% from 1996 to 1997, and 2% from 1997 to 1998. The increases were primarily attributable to the timing of development projects.

PRICES

    The average gas price increased 32% from $1.67 per Mcf in 1996 to $2.21 in 1997, and decreased 10% from 1997 to $2.00 in 1998. The 1996 prices were at the beginning of an upturn in gas prices that lasted through the summer of 1998. The average oil price increased 3% from $19.95 per Bbl in 1996 to $20.63 in 1997, and decreased 28% from 1997 to $14.78 in 1998. The lower 1998 oil prices were caused by increased global production without a corresponding increase in consumption. The weighted average price of oil for November 1998 (related to Trust distributable income for January 1999) is estimated to be $11.34.

COSTS

    Total costs deducted in the calculation of royalty income increased 59% from $41,632,000 in 1996 to $66,239,000 in 1997, followed by a 14% decrease to
$56,999,000 in 1998. The primary reason for the fluctuation among the three years was the timing of development projects. Many of the Underlying Properties were purchased by the Company in 1995 and 1996, leading to large development expenditures in 1997 and 1998. Development costs rose 96% from $19,797,000 in 1996 to $38,875,000 in 1997, and decreased 26% to $28,600,000 in 1998 as development projects were completed. Going forward the Company expects development costs of $12,000,000 per year.

    Production expense rose 13% from $11,359,000 in 1996 to $12,837,000 in 1997, and increased 2% to $13,031,000 from 1997 to 1998. Most of the increase is related to the timing of major remedial projects such as workovers and subsurface maintenance and to increases in production volumes. On a per Mcfe basis, production costs declined from $.32 in 1997 to $.31 in 1998. Taxes on production and property have generally fluctuated in relation to revenue levels.

    Overhead expenses charged to the Underlying Properties by the Company were $4,557,000 for 1996, $5,354,000 for 1997 and $6,198,000 for 1998. Fluctuations
resulted from changes in the number of active operated wells and the increase in overhead rates per well.

                       PRODUCING ACREAGE AND WELL COUNTS

    For the following data, "gross" refers to the total wells or acres in which the Company owns a working interest and "net" refers to gross wells or acres multiplied by the percentage working interest owned by the Company. Although many of the Company's wells produce both oil and gas, a well is categorized as an oil well or a gas well based upon the ratio of oil to gas production.

    The Underlying Properties are interests in developed properties located primarily in gas producing regions of Kansas, Oklahoma and Wyoming. The following is a summary of approximate producing acreage of the Underlying Properties at November 30, 1998. Undeveloped acreage is not significant.

                                                                  Gross    Net
                                                                 ------- -------
Oklahoma........................................................ 341,987 274,001
Kansas..........................................................  72,253  60,485
Wyoming.........................................................  40,141  28,258
                                                                 ------- -------
Total........................................................... 454,381 362,744
                                                                 ======= =======

    The following is a summary of the producing wells on the Underlying Properties as of November 30, 1998:

                                         OPERATED    NON-OPERATED
                                           WELLS        WELLS          TOTAL
                                       ------------- ------------- -------------
                                       GROSS   NET   GROSS   NET   GROSS   NET
                                       ----- ------- ------------- ----- -------
Gas................................... 1,007   915.6    254   59.9 1,261   975.5
Oil...................................   146   129.0      7    1.5   153   130.5
                                       ----- -------  ----- ------ ----- -------
Total................................. 1,153 1,044.6    261   61.4 1,414 1,106.0
                                       ===== =======  ===== ====== ===== =======

    The following is a summary of the number of development wells drilled by the Company on the Underlying Properties during the years indicated:

                                                     YEAR ENDED DECEMBER 31
                                                --------------------------------
                                                   1996       1997       1998
                                                ---------- ---------- ----------
                                                GROSS NET  GROSS NET  GROSS NET
                                                ----- ---- ----- ---- ----- ----
Completed as--
Gas wells (a)..................................   39  30.9   79  68.8   64  43.7
Oil wells......................................    2   2.0    1   1.0  --    --
Non-productive.................................  --    --     2   1.5    1   1.0
                                                 ---  ----  ---  ----  ---  ----
Total (b)......................................   41  32.9   82  71.3   65  44.7
                                                 ===  ====  ===  ====  ===  ====

--------
(a) One gross (0.5 net) gas well drilled in 1997 was an exploratory well.
(b) Included in totals are 9 gross (3.2 net) in 1996, 8 gross (1.5 net) in 1997 and 25 gross (8.8 net) in 1998 wells drilled on non-operated interests.

                 OIL AND GAS SALES PRICES AND PRODUCTION COSTS

  The following table shows the average sales prices per Bbl of oil and Mcf of gas produced and the production costs and production and property taxes per Mcfe for the Underlying Properties:

                                                        YEAR ENDED DECEMBER 31
                                                        -----------------------
                                                         1996    1997    1998
                                                        ------- ------- -------
Sales prices:
 Gas (per Mcf)......................................... $  1.67 $  2.21 $  2.00
 Oil (per Bbl).........................................   19.95   20.63   14.78
Production costs per Mcfe..............................    0.29    0.32    0.31
Taxes on production and property per Mcfe..............    0.15    0.23    0.22

                             MAJOR PRODUCING AREAS

HUGOTON AREA

    Natural gas was discovered in 1922 in the Hugoton area, the largest gas producing area in North America, covering parts of Texas, Oklahoma and Kansas with an estimated five million productive acres. The Permian-aged Chase formation is the major productive formation in the Hugoton area, ranging in depth from 2,700 to 2,900 feet. There are more than 7,200 Chase wells currently producing. More than 64 trillion cubic feet of natural gas have been produced from the Hugoton area.

    Additional productive formations in the Hugoton area include the Council Grove between 2,950 and 3,400 feet, the Chester between 6,350 and 6,700 feet and the Morrow between 6,000 and 6,300 feet. The Company is actively exploring and developing these additional formations on the properties included in the Underlying Properties.

    The Company's current net production from the Underlying Properties averages approximately 30,000 Mcf of gas per day and 260 Bbls of oil per day.

    The Company delivers approximately 70% of its Hugoton gas production to a gathering and processing system operated by a subsidiary. This system collects 71% of its throughput from Underlying Properties, which, in recent months, has been approximately 24,600 Mcf per day from 243 wells. The subsidiary purchases the gas from the Company at the wellhead, gathers and transports the gas to its plant, treats and processes the gas at the plant, and then transports the gas to the marketing pipelines. The Company sells the gas to the subsidiary under long-term contracts at a price equal to 80% to 85% of the price received by the subsidiary for the gas, and the price is adjusted based upon the Btu content of the gas. The subsidiary sells the gas to a marketing affiliate of the Company based upon the average price of several published indices less any pipeline access fees incurred by the marketing subsidiary. Pipeline access fees currently are approximately $0.02 per Mcf.

    Other Hugoton gas production is delivered under a third party contract. Under the contract, the Company receives 74.5% of the net proceeds received from the sale of the residue gas and liquids.

    While much of the Kansas portion of the Hugoton Field has been infill drilled on 320-acre spacing, the Company believes there are up to 40 additional potential infill drilling locations. The Oklahoma portion is drilled on 640-acre spacing. If new legislation is enacted in Oklahoma, the Company believes that with regulatory approval there are approximately 200 potential infill drilling locations in that state.

    The Company drilled 12 gross (10.9 net) wells in 1997, and 17 gross (10.5 net) wells in 1998, to the Chester, Council Grove and Chase formations, all of which were successfully completed.

ANADARKO BASIN

Major County Area

  The Company is one of the largest producers in the Ringwood, Northwest Okeene and Cheyenne Valley fields in Major County, Oklahoma. Current net daily gas production from the Underlying Properties is approximately 31,100 Mcf and oil production is approximately 1,000 Bbls.

    Oil and gas were first discovered in the Major County area in 1945. The fields in the Major County area are characterized by oil and gas production from a variety of structural and stratigraphic traps. Productive zones range from 6,500 to 9,400 feet and include the Oswego, Red Fork, Chester, Manning, Mississippian, Hunton and Arbuckle formations.

    The Company develops the Major County area primarily through mechanical improvements, restimulations, recompletions to shallower zones and development drilling. The Company drilled 25 gross (20.3 net) wells in 1997, and 23 gross (16.3 net) wells in 1998, in the western portion of Major County, targeted at the Mississippian and Chester formations. All of these wells were successfully completed.

    A gathering subsidiary of the Company operates a 300-mile gathering system and pipeline in the Major County area. The gathering subsidiary and a third party processor purchase gas produced at the wellhead from the Company and other producers in the area under life of production contracts. The gathering subsidiary gathers and transports the gas to a third party processor, which processes the gas and pays the Company and other producers for 50% to 70% of the liquids processed. After the gas is processed, the gathering subsidiary transports the gas via a 26-mile pipeline to a connection with other pipelines. The gathering subsidiary sells the residue gas to the marketing subsidiary of the Company based upon the average price of several published indices. The gathering subsidiary pays this price to the Company less a gathering fee of $.313 per Mcf of residue gas. This gathering fee was previously approved by the Federal Energy Regulatory Commission when the gathering subsidiary was regulated. In recent months, the gathering system has been collecting approximately 25,500 Mcf per day from over 400 wells, 70% of which the Company operates. Estimated capacity of the gathering system is 40,000 Mcf per day. The gathering subsidiary also provides contract operating services to properties in Woodward County, collecting approximately 80,000 Mcf per month from 25 wells, for a historical average fee of approximately $.125 per Mcf.

    The Company also markets gas to its marketing subsidiary, which sells the gas to third parties. The price paid to the Company is based upon the average price of several published indices, less any transportation fees charged by the third party.

Elk City Field

    The Elk City Field is located in Beckham and Washita Counties of Western Oklahoma. Current net production of Underlying Properties in the Elk City Field is approximately 130 Bbls of oil and 3,300 Mcf of gas per day.

    The Elk City Field was discovered in 1947 and has been extensively developed. Production is from the Hoxbar (9,500 feet), Atoka (13,100 feet) and Morrow (15,500 feet) zones. The Company has enhanced production primarily by adding mechanical efficiencies and recompleting additional productive intervals. Opportunities remain for additional recompletions and zone isolations in the field.

The Company added significant additional reserves through recent recompletions to the Atoka Formation.

    Gas produced from the Elk City Field is processed by a third party which pays the Company 80% of the proceeds received from the sale of the liquids. The Company sells the residue gas to its marketing subsidiary, which pays the Company the average price of several published indices.

GREEN RIVER BASIN

    The Green River Basin is located in southwestern Wyoming. The Company's current net daily production from the Underlying Properties in the Fontenelle field is approximately 26,700 Mcf of gas and 70 Bbls of oil.

    Gas was discovered in the Fontenelle area in the early 1970s. The producing reservoirs are the Cretaceous-aged Frontier and Dakota sandstones at depths ranging from 7,500 to 10,000 feet. Potential development activities for the fields in this area include restimulations, recompletions and development drilling in the Frontier Sandstone. Additionally, there is the potential to recomplete wells to the Baxter Sand.

    The Company markets the gas produced from the Fontenelle Unit and nearby properties, under three different marketing arrangements. Under the agreement covering 70% of the gas sold, the Company compresses the gas on the lease, transports it off the lease and compresses the gas again prior to entry into the marketing pipeline. The Company sells the gas to its marketing subsidiary. The marketing subsidiary delivers the gas to the processor, which takes delivery of the gas at the entry into the marketing pipeline, transports it 35 miles to its plant, processes the gas and redelivers it to the marketing subsidiary and charges a fee of $.0792 per MMBtu for the transportation and processing. The marketing subsidiary then sells the residue gas based upon a spot sales price, and pays the Company the net proceeds that the marketing subsidiary receives. Condensate is sold at the lease to an independent third party at market rates. The gas not sold under the above arrangement is sold either under a similar arrangement where the fee is $.145 per MMBtu, or under a contract where the Company directly sells the gas to a third party on the lease at an adjusted index price.

    The Company drilled 35 gross (34 net) wells in 1997 and 16 gross (16 net) wells in 1998 in the Fontenelle Unit, all of which were successfully completed.

    During 1997, the Company installed additional field compression to lower overall field operating pressures and improve overall field performance. The Company also completed an interconnect to another pipeline in the southeastern part of the Fontenelle field that added an additional market for gas.

                              OIL AND GAS RESERVES

GENERAL

    The Company's internal engineers estimated oil and gas reserves attributable to the Net Profits Interests as of November 30, 1998. Numerous uncertainties are inherent in estimating reserve volumes and values, and the estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of the reserves may vary significantly from the original estimates.

    The Company's internal engineers calculated reserve quantities and revenues for the Net Profits Interests from projections of reserves and revenues attributable to the combined interests of the Trust and the Company in the Underlying Properties. Because the Trust owns Net Profits Interests and not a specific ownership percentage of the oil and gas reserve quantities, the amount of reserves allocated to the Trust's Net Profits Interests have been reduced to adjust for its allocated payment of 80% of applicable production and development costs.

    The standardized measure of discounted future net cash flows and changes in discounted cash flows presented below were prepared using assumptions required by the

Financial Accounting Standards Board. These assumptions include the use of year-end prices for oil and gas and year-end costs for estimated future development and production expenditures to produce the proved reserves.

    Because natural gas prices are influenced by seasonal demand, use of year-end prices, as required by the Financial Accounting Standards Board, may not be the most accurate basis for estimating future revenues or reserve data. Future net cash flows are discounted at an annual rate of 10%. There is no provision for federal income taxes because future net revenues are not subject to taxation at the Trust level.

    Oil prices used to determine the standardized measure at November 30, 1998 were based on West Texas Intermediate crude prices of $8.50 ($9.50 realized) per Bbl. The weighted average November 30, 1998 wellhead gas price used to determine the standardized measure was $2.00 per Mcf.

PROVED RESERVES

    The following table shows proved reserves and proved developed reserves at November 30, 1998 for the Underlying Properties and the Net Profits Interests (in thousands). Proved reserves for the Net Profits Interests are calculated by subtracting from 80% of proved reserves of the Underlying Properties, quantities of a sufficient value to pay 80% of the future estimated costs deducted in calculating Net Proceeds. Accordingly, proved reserves for the Net Profits Interests reflect quantities that are free of future costs and expenses based on the price and cost assumption used in the reserve estimates.

                                                            80% OF
                           UNDERLYING PROPERTIES     UNDERLYING PROPERTIES     NET PROFITS INTERESTS
                         ------------------------- ------------------------- -------------------------
                                           GAS                       GAS                       GAS
                          OIL    GAS   EQUIVALENTS  OIL    GAS   EQUIVALENTS  OIL    GAS   EQUIVALENTS
                         MBBLS  MMCF      MMCFE    MBBLS  MMCF      MMCFE    MBBLS  MMCF      MMCFE
                         ----- ------- ----------- ----- ------- ----------- ----- ------- -----------
Proved reserves......... 4,328 491,934   517,902   3,462 393,547   414,322   2,398 272,492   286,880
Proved developed
 reserves............... 3,610 416,932   438,592   2,888 333,546   350,874   2,091 241,480   254,026

    The Company expects to spend $12 million per year for development of the Underlying Properties in the future and expects that development activities will moderate the rate of decline of proved reserves.

 STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED RESERVES

    The following table provides the summary calculation of the standardized measure of discounted future net cash flows of the Net Profits Interests as of December 31, 1998:

                                                                  (IN THOUSANDS)
                                                                  --------------
Future cash flows................................................    $567,762
Future production taxes..........................................      60,550
                                                                     --------
Future net cash flows............................................     507,212
10% discount factor..............................................     241,636
                                                                     --------
Standardized measure.............................................    $265,576
                                                                     ========

                                   REGULATION

NATURAL GAS REGULATION

    The availability, terms and cost of transportation significantly affect sales of natural gas. The interstate transportation and sale for resale of natural gas is subject to federal regulation, including transportation rates, storage tariffs and various other matters, primarily by the Federal Energy Regulatory Commission ("FERC"). Federal and state regulations govern the price and terms for access to natural gas pipeline transportation. The FERC's regulations for interstate natural gas transmission in some circumstances may also affect the intrastate transportation of natural gas.

    While natural gas prices are currently unregulated, Congress historically has been active in the area of natural gas regulation. The Company cannot predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of the Underlying Properties.

    Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at market prices. The FERC implemented regulations on January 1, 1995, to establish an indexing system for transportation rates for oil that could increase the cost of transporting oil to the purchaser. The Company is not able to predict what effect, if any, these regulations might have.

STATE REGULATION

    The various states regulate the production and sale of oil and natural gas, including imposing requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and gas resources. States may regulate rates of production and may establish maximum daily production allowables from both oil and gas wells based on market demand or conservation, or both.

OTHER REGULATION

    The Mineral Management Service of the United States Department of Interior is evaluating existing methods of settling royalties on federal and Native American oil and gas leases. A portion of the Underlying Properties, primarily those located in Wyoming, involve federal leases. Although the final rules could cause an increase in the federal royalties to be paid on these properties and, correspondingly, decrease the revenue to the Company and the Trust from these properties, the Company does not believe that the proposed rule changes will have a significant detrimental effect on the distributions from the Trust.

    The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws, including those relating to environmental protection, occupational safety, resource conservation and equal employment opportunity. The Company does not believe that compliance with these laws will have a material adverse effect upon the Trust Unitholders.

                              TITLE TO PROPERTIES

    The Company believes that its title to the Underlying Properties is, and the Trust's title to the Net Profits Interest will be, good and defensible in accordance with standards generally accepted in the oil and gas industry.

    The Underlying Properties are typically subject, in one degree or another, to one or more of the following:

 .   royalties, overriding royalties and other burdens, under oil and gas leases;

 .   contractual obligations (including, in some cases, development obligations)
    arising under operating agreements, farmout agreements, production sales contracts and other agreements that may affect the properties or their titles;

 .   liens that arise in the normal course of operations, such as those for unpaid taxes, statutory liens securing unpaid suppliers and contractors and contractual liens under operating agreements;

 .   pooling, unitization and commutation agreements, declarations and orders;
    and

 .   easements, restrictions, rights-of-way and other matters that commonly affect property.

    To the extent that these burdens and obligations affect the Company's rights to production and the value of production from the Underlying Properties, they have been taken into account in calculating the Trust's interests and in estimating the size and the value of the reserves attributable to the Net Profits Interests. The Company believes that the burdens and obligations affecting the Underlying Properties and the Net Profits Interests are conventional in the industry for similar properties. The Company also believes that the burdens and obligations do not in the aggregate materially interfere with the use of the Underlying Properties and will not materially adversely affect the value of the Net Profits Interests.

    Although the matter is not entirely free from doubt, the Company believes that the Net Profits Interests should constitute real property interests under Oklahoma and Wyoming law, but not under Kansas law. The Company will record the conveyances in the appropriate real property records of Kansas, Oklahoma and Wyoming, the states in which the Underlying Properties are located. If during the term of the Trust the Company should become a debtor in a bankruptcy proceeding, it is not entirely clear that the Net Profits Interests would be treated as real property interests under the laws of Oklahoma and Wyoming, and they would not be so treated under Kansas law. If a determination were made in a bankruptcy proceeding that a Net Profits Interest did not constitute a real property interest under applicable state law, it could be designated an executory contract. An executory contract is a term used, but not defined, in the federal bankruptcy code to refer to a contract under which the obligations of both the debtor and the other party are so unsatisfied that the failure of either to complete performance would constitute a material breach excusing performance by the other. If a Net Profits Interest were designated an executory contract and rejected in the bankruptcy proceeding, the Company would not be required to perform its obligations under the Net Profits Interest and the Trust would seek damages as one of the Company's unsecured creditors. Although no assurance can be given, the Company does not believe that the Net Profits Interests should be subject to rejection in a bankruptcy proceeding as executory contracts.

                                   MARKETING

    A subsidiary of the Company markets the Company's gas production and the gas output of the gathering and processing systems operated by other Company subsidiaries. The gas is sold on a monthly basis to third parties for the best available price, although the Company occasionally enters into forward contracts for future deliveries. Oil production is generally marketed at the wellhead to third parties at the best available price. The marketing subsidiary may arrange to accumulate oil from a number of different locations and transport it to a central point where the greater volume will provide a higher price, net of the transportation costs. The Company arranges for some of its gas to be processed by unaffiliated third parties and markets the natural gas liquids from that processing in a similar manner as it markets its oil. The gas attributable to the Underlying Properties will be marketed under the existing sales contracts. Contracts covering production from the Major County area are for the life of the lease, and the contract for the majority of production from the Hugoton area expires in 2004. If new contracts are entered into with unaffiliated third parties, the proceeds from sales under those new contracts will be included in Gross Proceeds. If new contracts are entered into with the marketing subsidiary, it may charge the Company a fee that may not exceed 2% of the sales price of the oil and gas received from unaffiliated third parties. The sales price is net of any deductions for transportation from the wellhead to the unaffiliated third parties and any gravity or quality adjustments.

                                   YEAR 2000

    "Year 2000," or the ability of computer systems to process dates with years beyond 1999, affects almost all companies and organizations. Computer systems that are not Year 2000 compliant by January 1, 2000 may cause material adverse effects to companies and organizations that rely upon those systems. The Trust's timely receipt of royalty income and disbursement of distributable income to Trust Unitholders will largely be dependent upon performance of computer systems of the Company and other third parties. Because the Trust will not use the Trustee's computer systems to any significant degree, the Trustee's Year 2000 compliance should not significantly affect the Trust.

    The Company is in the process of reviewing its computer systems and making the necessary modifications for Year 2000 compliance. The Company has completed most of the modifications of its primary accounting and land computer programs and is currently testing these modifications. Remediation and testing of all the Company's computer systems is expected to be completed by June 1999. Based on its review, remediation efforts and the results of testing to date, the Company does not believe that timely modification of its computer systems for Year 2000 compliance represents a material risk to the Trust. The Company's costs related to Year 2000 compliance efforts to date have not been material, and it expects that future costs will not be material. The Trust will not incur any of the Company's Year 2000 costs.

    The Company has identified significant third parties whose Year 2000 compliance could affect the Company, and is in the process of formally inquiring about their Year 2000 status. Despite its efforts to assure that such third parties are Year 2000 compliant, the Company cannot provide assurance that all significant third parties will achieve compliance in a timely manner. Such failure to achieve Year 2000 compliance could have a material adverse effect on the Company's operations and cash flow, and therefore have a material adverse impact on timely Trust distributions to Trust Unitholders. The extent of that effect is currently unknown.

    The Company is developing contingency plans in the event of potential problems resulting from failure of the Company's or significant third parties' computer systems on January 1, 2000. The Company expects these contingency plans to be completed by September 1999.

                                   LITIGATION

    The Company is a defendant in two lawsuits that could, if adversely determined, decrease the Net Proceeds from certain of the Underlying Properties.

    A class action lawsuit, Booth, et al. v. Cross Timbers Oil Company, was filed on April 3, 1998 in the District Court of Dewey County, Oklahoma by royalty owners of natural gas wells in Oklahoma. The plaintiffs allege that since 1991 the Company has underpaid royalty owners as a result of (1) reducing royalties for improper charges for production, marketing, gathering, processing and transportation costs and (2) selling gas through affiliated companies at prices less favorable than those paid by third parties. The Company believes that it has strong defenses to this lawsuit and intends to vigorously defend its position. However, if a judgment or settlement increased the amount of future royalty payments, the Trust would bear its proportionate share of the increased royalties through reduced Net Proceeds. The amount of any reduction in Net

Proceeds is not presently determinable, but is not expected to be material.

    A second lawsuit, United States of America ex rel. Grynberg v. Cross Timbers Oil Company, et al., was filed in the United States District Court for the Western District of Oklahoma. This action alleges that in computing royalties payable for natural gas produced from federal leases and lands owned by Native Americans, the Company has mismeasured the volume of gas and wrongfully analyzed its heating content. The suit, which was brought under the qui tam provisions of the U.S. False Claims Act, seeks treble damages for the unpaid royalties (with interest), civil penalties and an order for the Company to cease the allegedly improper measuring practices. This lawsuit is one of more than 75 suits filed nationwide by the same plaintiff alleging similar claims against over 300 producers and pipeline companies. Royalties paid by the Company for production from Underlying Properties on federal and Native American lands during the 12 months ended November 30, 1998, totalled $2.8 million. The Company believes that the allegations of this lawsuit are without merit. However, an order to change measuring practices or a related settlement could adversely affect the Trust by reducing Net Proceeds in the future by an indeterminable amount.

  Damages relating to production prior to the formation of the Trust will be borne by the Company.
                          COMPUTATION OF NET PROCEEDS
    The provisions governing the computation of the Net Proceeds are detailed and extensive. The following description of the Net Profits Interests and the computation of Net Proceeds is subject to and qualified by the more detailed provisions of the conveyances of the Net Profits Interests that are filed as exhibits to the registration statement. See "Available Information."

                             NET PROFITS INTERESTS

    The Net Profits Interests are defined net profits interests carved from the Underlying Properties. Each Net Profits Interest entitles the Trust to receive 80% of the Net Proceeds from the sale of oil and natural gas produced from the Underlying Properties.

    The amounts paid to the Trust for the Net Profits Interests are based on the definitions of "gross proceeds" and "net proceeds" set forth in the conveyances and described below. Under the conveyances, Net Proceeds are computed monthly (a "Computation Period"). The Company pays 80% of the aggregate Net Proceeds attributable to a Computation Period to the Trust on or before the last business day of the month following the Computation Period. The Company will not pay to the Trust interest on the Net Proceeds held by the Company prior to payment to the Trust. The Trustee makes distributions to Trust Unitholders monthly. See "Description of the Trust Units--Distributions and Income Computations."

    Net Proceeds equal the excess of Gross Proceeds over Production Costs and Excess Production Costs attributable to a Computation Period. For royalty and overriding royalty interests, Production Costs are zero.

    Gross Proceeds means the amounts received by the Company from sales of oil and gas produced from the Underlying Properties, after deducting:

  . all general property (ad valorem), production, severance, sales, gathering, excise and other taxes and gathering costs if they are deducted or excluded from the proceeds of sales;

  . any amounts attributable to nonconsent-operations as to which the Company is a nonconsenting party and that are dedicated to the reimbursement of costs and expenses of the consenting party; and

  . any payment made to the owner of the Underlying Properties for gas not taken (but to the extent payments are allocated to gas taken in the future, payments are included, without interest, in Gross Proceeds when such gas is taken), damages (other than drainage or reservoir injury), rental for reservoir use and payments made to the owner of the Underlying Properties in connection with the drilling of any well.

    Gross Proceeds does not include (1) consideration for the transfer or sale of the Underlying Properties or (2) any amount for oil and gas lost in production or marketing or used by the owner of the Underlying Properties in drilling, production and plant operations. Gross Proceeds includes payments for future production if they are not subject to repayment in the event of insufficient subsequent production.

    Production Costs means, on a cash basis, generally the sum of:

  . all royalties or other burdens against production,delay rentals, shut-in gas payments, minimum royalty or other payments for drilling or deferring drilling;

  . any taxes paid by the owner of the Underlying Properties to the extent not deducted in calculating Gross Proceeds, including estimated and accrued ad valorem and other property taxes;

  . costs paid by the owner of the Underlying Properties under any joint operating agreement;

  . all other costs, expenses and liabilities of exploring for, drilling, operating and producing oil and gas, including allocated expenses (such as labor, vehicle and travel costs and materials);

  . costs or charges associated with gathering, treating and processing gas;

  .   certain interest costs;

  .   any overhead charge;

  . amounts previously included in gross proceeds but subsequently paid as a refund, interest or penalty;

  .   costs and expenses for renewals or extensions of leases; and

  . at the option of the owner of the Underlying Properties, accruals for costs approved under authorizations for expenditure.


    As is customary in the oil and gas industry, the Company charges an overhead fee to operate the Underlying Properties. The operating activities include various engineering, accounting and administrative functions. The fee is based on a monthly charge per active operated well, and it totalled $6.2 million in 1998 for all properties operated by the Company. The fee is adjusted annually and will increase or decrease each year based on changes in the year-end index of average weekly earnings of crude petroleum and gas workers.

    Excess Production Costs are the excess of Production Costs over Gross Proceeds, plus interest accrued at the prime rate. Therefore, if Production Costs exceed Gross Proceeds for a Computation Period, the Trust will receive no payment for that period, and Excess Production Costs will be carried over to the following month as a Production Cost in determining the excess of Gross Proceeds over Production Costs for that following month.

    Gross Proceeds and costs are calculated on a cash basis, except that certain costs, primarily ad valorem taxes and expenditures of a material amount, may be determined on an accrual basis. For convenience in complying with state tax laws, the Net Profits Interests were created by three separate conveyances, one for each of Kansas, Oklahoma and Wyoming, the three states in which the Underlying Properties are located. Net Proceeds are calculated separately for the Underlying Properties covered by each conveyance, so Excess Production Costs in one state do not reduce Net Proceeds from the others.

    Cash distributions generally will include one month's Net Proceeds less related Trustee expenses and administrative charges. However, the first distribution, which will be made in April 1999 to record holders as of March 31, 1999, will include Net Proceeds received, less Trustee's expenses, during the period December 1, 1998 through February 28, 1999. This initial distribution will also be adjusted to exclude any development charges on the Underlying Properties incurred through December 31, 1998, which the Company will bear.

                             ADDITIONAL PROVISIONS

    If a controversy arises as to the sales price of any oil or gas, then for purposes of determining Gross Proceeds:

  . amounts withheld or placed in escrow by a purchaser are not considered to be received by the owner of the Underlying Property until actually collected;

  . amounts received by the owner of the Underlying Property and promptly deposited with a nonaffiliated escrow agent will not be considered to have been received until disbursed to it by the escrow agent; and

  . amounts received by the owner of the Underlying Property and not deposited with an escrow agent will be considered to have been received.

    The Trust is not liable to the owner of the Underlying Properties or the operators for any operating, capital or other costs or liabilities attributable to the Underlying Properties. The Trustee is not obligated to return any income received from the Net Profits Interests, but overpayments made to the Trust will reduce future amounts payable to the Trust until the Company recovers the overpayments plus interest at the prime rate.

    The conveyances permit the Company to assign without the consent or approval of the Trust Unitholders all or any part of the Underlying Properties, subject to the Net Profits Interests. The Trust Unitholders are not entitled to any proceeds of a transfer. Following a transfer, the Underlying Properties will continue to be burdened by the Net Profits Interests, and the Net Proceeds attributable to the transferred property will be calculated separately and paid by the transferee. The conveyances have been recorded in the appropriate real property records to give notice of the Net Profits Interests to the Company's creditors and transferees.

    Upon notice from the Company, the Trust is required to sell for cash Net Profits Interests that relate to Underlying Properties which the Company is selling to an unaffiliated party. These types of sales may not exceed in any calendar year 1% of the discounted present value of estimated future net revenues for the proved reserves of the Underlying Properties allocated to the Trust's Net Profits Interests, as set forth in the most recent reserve report. The Trust will receive 80% of the net proceeds from a sale.

    The Company, acting in good faith and as a reasonably prudent operator, may enter into farmout, operating, participation, joint venture and other similar agreements covering the Underlying Properties. The Company may enter into any of these agreements without the consent or approval of the Trustee or any Trust Unitholder. The Net Profits Interests held by the Trust would then be calculated on the interest retained by the Company under the agreement and not on the Company's original interest before any modification resulting from the agreement.

    The Company and any transferee will have the right to abandon any well or property if it believes the well or property ceases to produce or is not capable of producing in commercially paying quantities. Upon termination of the lease, that portion of the Net Profits Interests relating to the abandoned property will be extinguished.

    The Company must maintain books and records sufficient to determine the amounts payable for the Net Profits Interests. Quarterly and annually, the Company must deliver to the Trustee a statement of the computation of the Net Proceeds for each Computation Period. The Company will cause the annual computation of Net Proceeds to be audited. The audit cost will be borne by the Trust.

                        FEDERAL INCOME TAX CONSEQUENCES

    This section summarizes the principal federal income tax consequences of the ownership and sale of Trust Units. Many aspects of federal income taxation that may be relevant to a particular taxpayer or to certain types of taxpayers subject to specific tax treatment are not addressed. In addition, the tax laws can and do change regularly and any future changes could have an adverse effect on the ownership or sale of Trust Units. The Trust will not request advance rulings from the IRS dealing with the tax consequences of ownership of Trust Units but will rely on the opinion of Butler & Binion, L.L.P. ("Tax Counsel") regarding the classification of the Trust and certain federal income tax consequences described below, which will be confirmed at the time of the closing. Tax Counsel believes that its opinion is in accordance with the present position of the IRS regarding grantor trusts. The tax opinion is not binding on the IRS or the courts, however, and no assurance can be given that the IRS or the courts will agree with the opinion.

                           SUMMARY OF LEGAL OPINIONS

    Tax Counsel is of the opinion that, for federal income tax purposes, (1) the Trust will be treated as a grantor trust and not an association taxable as a corporation, (2) the income from the Net Profits Interests will be royalty income subject to an allowance for depletion, and (3) subject to the limitations described below, a Trust Unitholder will be allowed a Section 29 tax credit with respect to his share of qualifying gas production from tight sands attributable to the Net Profits Interests. Tax Counsel advises that, unless noted otherwise, legal conclusions stated in this section constitute the opinion of Tax Counsel. Tax Counsel's opinions are based on the Company's representation that none of the Underlying Properties are or will be the subject of any agreement that constitutes a partnership for federal income tax purposes.

    No ruling is being requested from the IRS with respect to the Trust or Trust Unitholders. Therefore, the IRS could challenge the opinions and statements set forth herein (which do not bind the IRS or the courts), and the IRS could win in court if it did challenge these matters.

                    CLASSIFICATION AND TAXATION OF THE TRUST

    In the opinion of Tax Counsel, under current law, the Trust will be taxable as a grantor trust and not as a business entity. As a grantor trust, the Trust will not be subject to tax at the trust level. For tax purposes, the grantors (in this case, the Trust Unitholders) will be considered to own the Trust's income and principal as though no trust were in existence. A grantor trust simply files an information return, reporting all items of income, credit or deductions which must be included in the tax returns of the grantors based on their respective accounting methods and taxable years without regard to the accounting method and tax year of the Trust. If, contrary to the opinion of Tax Counsel, the Trust was determined to be an unincorporated business entity, it would be taxable as a partnership unless it elected to be taxed as a corporation. The principal tax consequence of the Trust's being treated as a partnership for tax purposes would be that all Trust Unitholders would report their share of income from the Trust on the accrual method of accounting regardless of their own method of accounting.

                      DIRECT TAXATION OF TRUST UNITHOLDERS

    Since the Trust will be treated as a grantor trust for federal income tax purposes, each Trust Unitholder will be taxed directly on his share of Trust income and will be entitled to claim his share of Trust deductions. Each Trust Unitholder will recognize taxable income when the Trust receives or accrues it, even if it is not distributed until later. Trust Unitholders will report their Trust income and expenses consistent with their method of accounting and their tax year.

                     REPORTING OF TRUST INCOME AND EXPENSES

    The Trustee intends to treat each royalty payment it receives as the taxable income of the Trust Unitholders who own Trust Units on the day of receipt (i.e., the last business day of each calendar month). Similarly, the Trustee intends to pay expenses only on the day it receives a royalty payment and to treat all expenses paid on a royalty receipt day as the expenses of the Trust Unitholder to whom the royalty income received on that date is distributed. In most cases, therefore, the income and expenses of the Trust for a period will be reported as belonging to the Trust Unitholder to whom the distribution for that period is made and the amount of the distribution for a Trust Unit will generally equal the net income allocated to that Trust Unit, determined without regard to depletion. Such correlation may not exist if, for example, the Trustee establishes a cash reserve to pay estimated future expenses or pays an expense with borrowed funds. Moreover, it is possible that the IRS will attempt to impute income to persons who are Trust Unitholders when a royalty payment on the Net Profits Interests accrues, to disallow the deduction of administrative expenses to persons who are not Trust Unitholders when the expenses are incurred, or both. If the IRS were successful, Trust income might be taxed to Trust Unitholders other than those who received the distribution relating to that income. Also, an accrual basis Trust Unitholder might realize royalty income in a tax year earlier than that reported by the Trustee.

                          ROYALTY INCOME AND DEPLETION

    In the opinion of Tax Counsel, the income from the Net Profits Interests will be royalty income qualifying for an allowance for depletion. The depletion allowance must be computed separately by each Trust Unitholder for each oil or gas property (within the meaning of Section 614 of the Internal Revenue Code of 1986, as amended (the "Code")). Tax Counsel understands that the IRS is presently taking the position that a net profits interest carved from multiple properties is a single property for depletion purposes. Accordingly, the Trust intends to take the position that each Net Profits Interest transferred to the Trust by a conveyance is a single property for depletion purposes. It would change this position if a different method were established by the IRS or the courts.

    The deduction for depletion is determined annually and is the greater of cost depletion or, if allowable, percentage depletion. Royalty income from production attributable to Trust Units owned by "independent producers" will qualify for percentage depletion. An individual or entity with production of the equivalent of 1,000 barrels of oil per day or less is an "independent producer." Percentage depletion is a statutory allowance equal to 15% of the gross income from production from a property, subject to a net income limitation of 100% of the taxable income from the property, computed without regard to depletion deductions and certain loss carrybacks. The depletion deduction attributable to percentage depletion for a taxable year is limited to 65% of the taxpayer's taxable income for the year before allowance of "independent producers" percentage depletion. Unlike cost depletion, percentage depletion is not limited to the adjusted tax basis of the property, although it reduces such adjusted tax basis (but not below zero).

    The Company believes that Trust Unitholders who purchase Trust Units in this offering will derive a substantially greater benefit from cost depletion than from percentage depletion.

    In computing cost depletion for each property for any year, the adjusted tax basis of the property at the beginning of the year is divided by the estimated total units (e.g., Bbls of oil or Mcf of gas) recoverable from the property to determine the per-unit allowance for the property. The per-unit allowance is then multiplied by the number of units produced and sold from the property during the year. Cost depletion for a property cannot exceed the adjusted tax basis of the property. Since the Trust will be taxed as a grantor trust, each Trust Unitholder will be deemed to own an undivided interest in the Net Profits Interests and other assets, if any, of the Trust and will compute cost depletion using his basis in his Trust Units. Information will be provided to each Trust Unitholder reflecting how his basis should be allocated among each property represented by his Trust Units. To the extent the depletion tax deduction exceeds cash distributions per Trust Unit, such excess can be deducted from the taxpayer's other sources of taxable income.

                           OTHER INCOME AND EXPENSES

    It is anticipated that the only other income of the Trust will be interest income earned on funds held as a reserve. Other expenses of the Trust will include any state and local taxes imposed on the Trust and administrative expenses of the Trustee. Although the issue has not been finally resolved, Tax Counsel believes that all or substantially all of those expenses are deductible in computing adjusted gross income and, therefore, are not the type of miscellaneous itemized deductions that are allowable only to the extent that they aggregate more than 2% of adjusted gross income.

                            ALTERNATIVE MINIMUM TAX

    All taxpayers are subject to an alternative minimum tax. Alternative minimum taxable income ("AMTI") is the taxpayer's taxable income recomputed with various "adjustments" plus "items of tax preference." In the case of persons other than "independent producers," tax preferences include the excess of the aggregate percentage depletion deductions with respect to an oil or gas property over the adjusted tax basis of the property. The alternative minimum tax rate for noncorporate taxpayers (other than married persons filing separately) is 26% up to $175,000 and 28% over $175,000 of AMTI in excess of an exemption amount, which varies between $45,000 and zero. Alternative minimum tax ("AMT") is the excess of a taxpayer's "tentative minimum tax" for a tax year over his "regular" tax for that year. The tentative minimum tax is determined by multiplying the excess of AMTI over the applicable exemption amount by 26% up to $175,000 and 28% over $175,000 and subtracting the AMT foreign tax credit. Reduced maximum AMT tax rates apply to net capital gains and certain other gains.

    Since the effect of the AMT varies depending upon each Trust Unitholder's personal tax and financial position, each prospective investor is advised to consult with his own tax advisor concerning the effect of the AMT on him.

                     SECTION 29 TIGHT SANDS GAS TAX CREDIT

    Some of the gas production attributable to the Net Profits Interests is produced from tight sands formations. Subject to certain statutory requirements, taxpayers are entitled to the Section 29 tax credit for production and sale of certain gas produced from tight formations ("tight sands"). The Section 29 tax credit applies to tight sands gas produced and sold to an unrelated party prior to January 1, 2003 from wells drilled prior to January 1, 1993 and after November 5, 1990 or after December 31, 1979 if the formation was dedicated to interstate commerce within the meaning of the NGPA as of April 20, 1977. The Section 29 tax credit for qualifying tight sands gas is equal to $3.00 per barrel of oil equivalent (i.e., 5.8 MMBtu), or approximately $.52 per MMBtu. The credit is reduced by a formula computation as the price of oil ("reference price") rises above an inflation adjusted amount. Because the calendar year 1997 reference price did not exceed the inflation adjusted amount, the credit was not reduced in 1997 and is not expected to be reduced in 1998 or 1999. In the opinion of Tax Counsel, if the requisite statutory requirements are met, the Trust Unitholders will be eligible to claim the Section 29 tax credit for sales of qualified tight sands gas production included in the calculation of the Net Profits Interests. The Company believes that all of the statutory requirements have been or will be met on substantially all of the tight sands wells.

    The Section 29 tax credit allowable for any taxable year cannot exceed the excess (if any) of the taxpayer's regular tax liability for that taxable year, as reduced by the taxpayer's foreign tax credits and certain nonrefundable credits, over the taxpayer's tentative minimum tax liability for that year. Any amount of Section 29 tax credit disallowed for the tax year solely because of this limitation will increase the taxpayer's credit for prior year minimum tax liability, which may be carried forward indefinitely as a credit against the taxpayer's regular tax liability, subject, however, to the limitation described in the preceding sentence. There is no provision for the carryback or carryforward of the Section 29 tax credit in any other circumstances. Hence, a Trust Unitholder may not receive the full benefit of the tax credit depending on his particular circumstances.

                      NON-PASSIVE ACTIVITY INCOME AND LOSS

    The income and expenses of the Trust and the Section 29 tax credit will not be taken into account in computing the passive activity losses and income under Code Section 469 for a Trust Unitholder who acquires and holds Trust Units as an investment. Section 29 tax credits generated by an investment in the Trust Units, therefore, can be utilized to offset regular tax liability on income from any source, subject to the limitations discussed in "Section 29 Tight Sands Gas Tax Credit" above.

                       UNRELATED BUSINESS TAXABLE INCOME

    Certain organizations that are generally exempt from tax under Code Section 501 are subject to tax on certain types of business income defined in Code
Section 512 as unrelated business income. In the opinion of Tax Counsel, the income of the Trust will not be unrelated business taxable income so long as the Trust Units are not "debt-financed property" within the meaning of Code
Section 514(b). In general, a Trust Unit would be debt-financed if the Trust Unitholder incurs debt to acquire a Trust Unit or otherwise incurs or maintains a debt that would not have been incurred or maintained if the Trust Unit had not been acquired.

                     SALE OF TRUST UNITS; DEPLETABLE BASIS

    Generally, a Trust Unitholder will realize gain or loss on the sale or exchange of his Trust Units measured by the difference between the amount realized on the sale or exchange and his adjusted basis for such Trust Units. Gain or loss on the sale of Trust Units by a Trust Unitholder who is not a dealer of the Trust Units will be a long-term capital gain (taxable at a maximum rate of 20%) if the Trust Units have been held for more than 12 months. A portion of the long-term gain will be treated as ordinary income to the extent of the depletion recapture amount explained below. A Trust Unitholder's basis in his Trust Units will be equal to the amount he paid for the Trust Units, reduced by deductions for depletion claimed by the Trust Unitholder (but not below zero). Upon the sale of the Trust Units, a Trust Unitholder must treat as ordinary income his depletion recapture amount, which is an amount equal to the lesser of (1) the gain on such sale or (2) the sum of the prior depletion deductions taken on the Trust Units (but not in excess of the initial basis of the Trust Units). It is possible that the IRS would take the position that a portion of the sales proceeds is ordinary income to the extent of any accrued income at the time of sale allocable to the Trust Units sold, but which has not been distributed to the selling Trust Unitholder.

                          TAXATION OF FOREIGN HOLDERS

    Unless the election described below is made, a nonresident alien individual, foreign corporation, or foreign estate or trust (a "Foreign holder") will be subject to federal income withholding tax on his share of gross royalty income from the Net Profits Interests at a 30% rate (or lower treaty rate, if applicable), without any deductions. Gain realized on a sale of a Trust Unit by a Foreign holder will be subject to federal income tax only if:
(1) the gain is otherwise effectively connected with business conducted by the Foreign holder in the United States; (2) the Trust Unitholder is an individual who is present in the United States for at least 183 days in the year of the sale; (3) the Trust Unitholder owns more than a 5% interest in the Trust; or
(4) the Trust Units cease to be regularly traded on an established securities exchange. Gain realized by a Foreign holder upon the sale by the Trust of all or any part of the Net Profits Interests would be subject to federal income tax.

    The Trust Unitholders who are Foreign holders may elect under Code Section 871 or Section 882 or similar provisions of applicable treaties to treat income attributable to the Net Profits Interests as effectively connected with the conduct of a trade or business in the United States. The Foreign holder will then be taxed at regular federal income tax rates on the net income attributable to the Net Profits Interests (including gain recognized on the disposition of Trust Units). Absent a treaty exception, the net income of a corporate Foreign holder which has made such an election will also be subject to the "branch profits tax" imposed under Code Section 884. To claim the deductions allowable in computing net income, including cost depletion, an electing Foreign holder will have to file a United States income tax return. The election, once made, is irrevocable (unless an applicable treaty allows the election to be made annually) and is applicable to all income and gain realized by the Foreign holder on any real property interests located in the United States (including those interests held through partnerships, fixed investment trusts, and other pass-through entities).

                               BACKUP WITHHOLDING

    In general, distributions of Trust income will not be subject to "backup withholding" unless: (1) the Trust Unitholder is an individual or other noncorporate taxpayer and (2) such Trust Unitholder fails to comply with certain reporting procedures.

                            TAX SHELTER REGISTRATION

    The Company does not believe that the Trust will meet the requirements to register as a "tax shelter" under Code Section 6111. However, it is possible that those requirements may be met with respect to any Unitholders whose investment base is reduced by borrowing. To avoid any potential difficulty, the Trust will be registered as a tax shelter with the IRS. The Trustee will furnish the tax shelter registration number to each transferee of Trust Units and to each Trust Unitholder. Each Trust Unitholder must disclose this number by attaching Form 8271 to his tax return.

    ISSUANCE OF A TAX SHELTER REGISTRATION NUMBER DOES NOT INDICATE THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

                                    REPORTS

    The Trustee will furnish to Trust Unitholders of record quarterly and annual reports in order to permit computation of their tax liability. See "Description of the Trust Units--Periodic Reports."
                            STATE TAX CONSIDERATIONS
    The following is a brief summary of information regarding state income taxes and other state tax matters affecting the Trust and the Trust Unitholders. Trust Unitholders are urged to consult their own legal and tax advisors on these matters.

                           INCOME TAX CONSIDERATIONS

    Wyoming presently does not have a state income tax on resident or nonresident individuals. Kansas and Oklahoma impose income taxes on residents and, for certain types of income, nonresidents. Trust Unitholders may also be subject to taxation by their state of residence on income derived from the Trust.

    Kansas tax counsel, Morris, Laing, Evans, Brock & Kennedy, Chartered, is of the opinion that, although there is no determinative precedent and Kansas taxing authorities may adopt a contrary view:

  . the activities of the Trust and the Trustee, as permitted under the Indenture and the conveyance, will not subject either the Trust or the Trustee to income taxation by the State of Kansas; and

  . a Trust Unitholder who is not a Kansas resident will not be subject to Kansas income tax and will not be required to file a Kansas income tax return, if

     -- the Trust Unit and the Trust Unitholder's indirect interest in the Net Profits Interest (through ownership of the Trust Unit) are not employed by the Trust Unitholder in a trade, business, profession or occupation carried on in Kansas, and

     -- the Trust Unitholder is not otherwise subject to Kansas income tax.

In providing this opinion, Kansas tax counsel has assumed, among other things, that the Trust:

  .   will not own any property in Kansas other than the Net Profits
      Interests;

  . will not conduct any activities in Kansas other than ownership of the Net Profits Interests for the benefit of Trust Unitholders; and

  .   is a grantor trust for federal income tax purposes.

    The income tax law of Oklahoma is based on federal income tax laws. Assuming the Trust is taxed as a grantor trust for federal income tax purposes, the Trust Unitholders will be subject to Oklahoma income tax on their share of income from the Oklahoma Net Profits Interests. It is uncertain whether Trust Unitholders who are nonresidents of Oklahoma will be taxed in that state on gains from sales of Trust Units.

    The Trustee will provide information concerning the Trust sufficient to identify the income of the Trust allocable to each state. Trust Unitholders should consult their own tax advisors to determine their income tax filing requirements for their share of income of the Trust allocable to states imposing an income tax on that income.

                              PROBATE AND PROPERTY
                                 CONSIDERATIONS

    Kansas tax counsel is also of the opinion, although there is no determinative precedent, that for purposes of Kansas law the Trust Units will be treated essentially the same as other securities--as interests in intangible personal property rather than as interests in tangible property with a situs in Kansas.

    However, in the absence of controlling legal precedent, there is a possibility that under certain circumstances a Trust Unitholder could be treated as owning an interest in tangible property with a situs in Kansas. In that event, the estate tax, probate, devolution of title and administration laws of Kansas applicable to that property may apply to the Trust Units, even if held by a person who is not a Kansas resident. Application of these laws could make inheritance and related matters relating to the Trust Units more onerous than had the Trust Units been treated as interests in intangible personal property.

    The Trust Units may constitute real property or an interest in real property under the inheritance, estate and probate laws of Oklahoma and Wyoming. If the Trust Units are held to be real property or an interest in real property under the laws of those states, the Trust Units may be subject to devolution, probate and administration and estate taxes under the laws of those states.
                              ERISA CONSIDERATIONS

    The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes requirements on pension, profit-sharing and other employee benefit plans to which it applies, and contains standards for persons who are fiduciaries of those plans. In addition, the Code provides similar requirements and standards which are applicable to these types of plans and to individual retirement accounts, whether or not subject to ERISA (collectively, "Qualified Plans").

    A fiduciary of a Qualified Plan should carefully consider fiduciary standards under ERISA regarding the Qualified Plan's particular circumstances before authorizing an investment in Trust Units. A fiduciary should consider
(1) whether the investment satisfies the prudence requirements of Section 404(a)(1)(B) of ERISA, (2) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA and (3) whether the investment is in accordance with the documents and instruments governing the Qualified Plan as required by Section 404(a)(1)(D) of ERISA.

    A fiduciary should also consider whether the acquisition of Trust Units and/or operation of the Trust might result in direct or indirect nonexempt prohibited transactions under Section 406 of ERISA and Code Section 4975. In deciding on the existence of a prohibited transaction, a fiduciary must determine whether "plan assets" are involved in the transaction. On November 13, 1986, the Department of Labor published final regulations concerning whether or not a Qualified Plan's assets (such as a Trust Unit) would be deemed to include an interest in the underlying assets of an entity (such as the Trust) for purposes of the reporting, disclosure and fiduciary responsibility provisions of ERISA and analogous provisions of the Code. These regulations provide that the underlying assets of an entity will not be considered "plan assets" if the equity interests in the entity are a publicly offered security. Trust Units are considered to be "publicly offered" for this purpose if they are part of a class of securities that is (1) widely held (i.e., owned by more than 100 investors independent of the issuer and each other), (2) freely transferable and (3) registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934. The Company expects that these requirements will be satisfied at the time of the sale of the Trust Units in this offering. Fiduciaries, however, will need to determine whether the acquisition of Trust Units is a nonexempt prohibited transaction under the general requirements of ERISA Section 406 and Code Section 4975.

    Due to the complexity of the prohibited transaction rules and the penalties imposed upon persons involved in prohibited transactions, potential Qualified Plan investors should consult with their counsel regarding the consequences under ERISA and the Code of their acquisition and ownership of Trust Units.
                       DESCRIPTION OF THE TRUST INDENTURE

    The following information and the information set forth under "Description of the Trust Units" summarize information contained in the Trust Indenture and are subject to its detailed provisions. This summary is not meant to be a detailed description of the Trust Indenture and may not contain all the information that is important to you. For more detailed provisions concerning the Trust, you should read the Trust Indenture, a copy of which was filed as an exhibit to the Registration Statement. See "Available Information."

               CREATION AND ORGANIZATION OF THE TRUST; AMENDMENTS

    At the formation of the Trust, the Company carved the Net Profits Interests from the Underlying Properties and conveyed the Net Profits Interests to the Trust in exchange for 40,000,000 Trust Units.

    The Company created the Trust under Texas law to acquire and hold the Net Profits Interests for the benefit of the Trust Unitholders. The Net Profits Interests are passive in nature, and the Trustee will have no control over and no responsibility for costs relating to the operation of the Underlying Properties. Neither the Company nor other operators of the properties included in the Underlying Properties have any contractual commitments to the Trust to conduct further drilling on the properties or to maintain their ownership interest in any of these properties. For a description of the Underlying Properties and other information relating to them, see "The Net Profits Interests and the Underlying Properties."

    The beneficial interest in the Trust is divided into 40,000,000 Trust Units, each of which represents equal undivided portions of the Trust. You will find additional information concerning the Trust Units, in "Description of the Trust Units."

    Amendment of the Trust Indenture requires a vote of holders of 80% or more of the outstanding Trust Units. However, no amendment may--

  . increase the power of the Trustee to engage in business or investment activities;

  .   alter the rights of the Trust Unitholders as among themselves; and

  .   permit the Trustee to distribute the Net Profits Interests in kind.

                              ASSETS OF THE TRUST

    The assets of the Trust consist of Net Profits Interests and cash and temporary investments being held for the payment of expenses and liabilities and for distribution to the Trust Unitholders. You will find information relating to the assets of the Trust in "The Net Profits Interests and the Underlying Properties."

                    DUTIES AND LIMITED POWERS OF THE TRUSTEE

    The duties of the Trustee are specified in the Trust Indenture and by the laws of the State of Texas. The Trustee's principal duties consist of:

  .   collecting income attributable to the Net Profits Interests;

  . paying expenses, charges and obligations of the Trust from the Trust's income and assets;

  .   distributing distributable income to the Trust Unitholders; and

  . taking any action it deems necessary and advisable to best achieve the purposes of the Trust.

    If a liability is contingent or uncertain in amount or not yet currently due and payable, the Trustee may create a cash reserve to pay for the liability. If the Trustee determines that the cash on hand and the cash to be received is insufficient to cover the Trust's liability, the Trustee may borrow funds required to pay the liabilities. The Trustee may borrow the funds from any person, including itself. The Trustee may also encumber the assets of the Trust to secure payment of the indebtedness. If the Trustee borrows funds, the Trust Unitholders will not receive distributions until the borrowed funds are repaid.

    Each month, the Trustee will pay Trust obligations and expenses and distribute to the Trust Unitholders the remaining proceeds received from the Net Profits Interests. The cash held by the Trustee as a reserve against future liabilities or for distribution at the next distribution date must be invested in:

  .   interest bearing obligations of the United States government;

  . repurchase agreements secured by interest-bearing obligations of the United States government; or

  .   bank certificates of deposit.

    The only asset the Trust may acquire is the Net Profits Interests and the only investment activity the Trustee may engage in is the investment of cash on hand.

    At the request of the Company, the Trustee must sell Net Profits Interests that burden Underlying Properties sold by the Company to an unaffiliated third party. But without the consent of holders of 80% of the Trust Units, the Trustee cannot sell in any calendar year Net Profits Interests relating to more than 1% of the discounted present value of estimated future net revenues for the proved reserves of the Underlying Properties allocated to the Trust's Net Profits Interests, as set forth in the most recent reserve report.

    The Trustee may sell the Net Profits Interests in any of the following circumstances:

  . the sale does not involve a material part of the Trust's assets and is in the best interests of the Trust Unitholders. A majority of the Trust Units represented at a meeting of the Trust Unitholders where a quorum is present must approve the sale;

  . the sale is in the best interests of the Trust Unitholders, constitutes a material part of the Trust's assets and holders representing 80% of the outstanding Trust Units approve the sale; or

  . Upon termination of the Trust. No Trust Unitholder approval is required.

    The Trustee will distribute the net proceeds from any sale of the Net Profits Interests to the Trust Unitholders.

    The Trustee has the right to require any Trust Unitholder to dispose of his Trust Units if an administrative or judicial proceeding seeks to cancel or forfeit any of the property in which the Trust holds an interest because of the nationality or any other status of a Trust Unitholder. If a Trust Unitholder fails to dispose of his Trust Units, the Trustee has the right to purchase them and to borrow funds to make that purchase.

    The Trustee is authorized to agree to modifications of the terms of the Conveyances or to settle disputes involving the Conveyances. The Trustee may not agree to modifications or settle disputes involving the royalty part of the Conveyances if these actions would change the character of the Net Profits Interests in such a way that (1) the Net Profits Interests become working interests, or (2) the Trust becomes an operating business.

                            LIABILITIES OF THE TRUST

    Because the Trust assets are passive in nature and the Trustee has little power to incur obligations, the Company anticipates that the Trust will only incur liabilities for routine administrative expenses, such as the Trustee's fees and accounting, engineering, legal and other professional fees.

                          FIDUCIARY RESPONSIBILITY AND
                            LIABILITY OF THE TRUSTEE

    The Trustee is a fiduciary for the Trust Unitholders and is required to act in the best interests of the Trust Unitholders at all times. The Trustee must exercise the same judgment and care in supervising and managing the Trust's assets as persons of ordinary prudence, discretion and intelligence would exercise. Under Texas law, the Trustee's duties to the Trust Unitholders are similar to the duty of care owed by a corporate director to the corporation and its shareholders. The primary difference between the Trustee's duties and a corporate director's duties is the absence of the legal presumption protecting the Trustee's decisions from challenge.

    Due to the passive nature of the Trust, the Trustee generally will not make business decisions affecting the assets of the Trust. Therefore, substantially all of the Trustee's functions under the Trust Indenture are expected to be ministerial in nature. See "--Duties and Limited Powers of the Trustee," above. Under Texas law, the Trustee may not profit from any transaction with the Trust. The Trust Indenture, however, provides that the Trustee may:

  .   charge for its services as Trustee;

  . retain funds to pay for future expenses and deposit them in its own account;

  . lend funds at commercial rates to the Trust to pay the Trust's expenses; and

  .   seek reimbursement from the Trust for its out-of-pocket expenses.

    In discharging its fiduciary duty to Trust Unitholders, the Trustee may act in its discretion and will be liable to the Trust Unitholders only for fraud, gross negligence or acts or omissions constituting bad faith. The Trustee will not be liable for any act or omission of its agents or employees unless the Trustee acted in bad faith or with gross negligence in their selection and retention. The Trustee will be indemnified for any liability or cost that it incurs in the administration of the Trust, except in cases of fraud, gross negligence or bad faith. The Trustee will have a lien on the assets of the Trust as security for this indemnification and its compensation earned as Trustee. The Trustee is entitled to indemnification from Trust assets or, to the extent that Trust assets are insufficient, from the Company. Trust Unitholders will not be liable to the Trustee for any indemnification. See "Description of the Trust Units--Liability of Trust Unitholders." The Trustee must ensure that all contractual liabilities of the Trust are limited to the assets of the Trust and will be liable for its failure to do so.

    Under Texas law, if the Trustee acts in bad faith, the Trustee will be liable to the Trust Unitholders for damages. Texas law also permits the Trust Unitholders to file actions seeking other remedies, including:

  .   removal of the Trustee;

  .   specific performance;

  .   appointment of a receiver;

  .   an accounting by the Trustee to Trust Unitholders; and

  .   punitive damages.

                             DURATION OF THE TRUST;
                         SALE OF NET PROFITS INTERESTS

    The Trust will terminate if:

  .   the Trust sells all of the Net Profits Interests;

  . annual gross proceeds attributable to the Underlying Properties are less than $1 million for each of two consecutive years after 1999;

  . the holders of 80% or more of the outstanding Trust Units vote in favor of termination; or

  .   the Trust violates the "rule against perpetuities."

    The Trustee would then sell all of the Trust's assets, either by private sale or public auction, and then distribute the net proceeds of the sale to the Trust Unitholders.

                               DISPUTE RESOLUTION

    Any dispute, controversy or claim that may arise between the Company and the Trustee relating to the Trust will be submitted to binding arbitration before a tribunal of three arbitrators.

                          COMPENSATION OF THE TRUSTEE

    The Trustee's compensation will be paid out of the Trust's assets. See "The Trust."

                                 MISCELLANEOUS

    The Trustee may consult with counsel, accountants, geologists and engineers (which also may be retained by the Company) and other parties the Trustee believes to be qualified as experts on the matters for which advice is sought. The Trustee will be protected for any action it takes in good faith reliance upon the opinion of the expert.
                         DESCRIPTION OF THE TRUST UNITS
                                    GENERAL

    Each Trust Unit represents an undivided share of beneficial interest in the Trust. Each holder of a Trust Unit has the same rights as the holder of any other Trust Unit. The Trust has 40,000,000 Trust Units outstanding.

                     DISTRIBUTIONS AND INCOME COMPUTATIONS

    Each month, the Trustee will determine the amount of funds available for distribution to the Trust Unitholders. Available funds will equal the excess cash received by the Trust from the Net Profits Interests and other sources that month, over the Trust's liabilities for that month. Available funds will be reduced by any cash the Trustee decides to hold as a reserve against future liabilities. Trust Unitholders that own their Trust Units on the close of business on the last business day of the month (the "Monthly Record Date") will receive a pro-rata distribution no later than 10 business days after the Monthly Record Date. The first distribution will be made approximately April 10, 1999 to Trust Unitholders owning Trust Units on the last business day of March 1999.

    Unless otherwise advised by counsel or the IRS, the Trustee will record the income and expenses of the Trust for each monthly period as belonging to the Trust Unitholders of record on the Monthly Record Date. Trust Unitholders will recognize income and expenses for tax purposes in the month of receipt or payment by the Trust, rather than in the month of distribution by the Trust. Minor variances may occur. For example, a reserve could be established in one monthly period that would not give rise to a tax deduction until a later monthly period, or an expenditure paid in one monthly period would be amortized for tax purposes over several monthly periods. See "Federal Income Tax Consequences."

                            TRANSFER OF TRUST UNITS

    Trust Unitholders may transfer their Trust Units by surrendering their Trust Unit certificate in the form for transfer requested by the Trustee. No service charge will be made to the transferor or transferee for any transfer of a Trust Unit. The Trustee may require payment of any tax or other governmental charge imposed for a transfer. The Trustee may treat the owner of any Trust Unit as shown by its records as the owner of the Trust Unit. The Trustee will not be considered to know about any claim or demand on a Trust Unit by any party except the record owner. Any transfer of a Trust Unit will, as to the Trustee, transfer to the transferee as of the close of business on the date of transfer, all right, title and interest of the transferor in the Trust. However, a transfer of a Trust Unit after any Monthly Record Date will not transfer to the transferee the right to any distribution relating to the Monthly Record Date. The laws of the State of Texas will govern all matters affecting the title, ownership, warranty or transfer of Trust Units.

                                PERIODIC REPORTS

    The Trustee will mail to each Trust Unitholder of record on a Monthly Record Date during each quarter (except the fourth) a report showing the assets, liabilities, receipts and disbursements of the Trust for the quarter. No later than 120 days following the end of each year the Trustee will mail to the Trust Unitholders of record, as of a date to be selected by the Trustee, an annual report containing audited financial statements of the Trust.

    The Trustee will file all required Trust federal and state income tax and information returns. The Trustee will prepare and mail to Trust Unitholders quarterly and annually reports that Trust Unitholders need to correctly report their share of the income and deductions of the Trust.

    Each Trust Unitholder and his representatives may examine, for any proper purpose, during reasonable business hours the records of the Trust and the Trustee.

                         LIABILITY OF TRUST UNITHOLDERS

    The Trustee must ensure that all contractual liabilities of the Trust are limited to the assets of the Trust, and the Trustee will be liable for its failure to do so. Texas law is unclear whether a Trust Unitholder would be responsible for a liability that exceeds the net assets of the Trust and the Trustee. Because of the value and passive nature of the Trust assets and the restrictions in the Indenture on the power of the Trustee to incur liabilities, the Company believes it is unlikely that a Trust Unitholder would incur any liability from the Trust.

                       VOTING RIGHTS OF TRUST UNITHOLDERS

    Trust Unitholders have more limited voting rights than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of Trust Unitholders or for annual or other periodic re-election of the Trustee.

    The Trustee or Trust Unitholders owning at least 15% of the outstanding Trust Units may call meetings of Trust Unitholders. Meetings must be held in Fort Worth, Texas. Written notice setting forth the time and place of the meeting and the matters proposed to be acted upon must be given to all of the Trust Unitholders of record at least 20 days and not more than 60 days before the meeting. The presence in person or by proxy of Trust Unitholders representing a majority of Trust Units outstanding constitutes a quorum. Each Trust Unitholder is entitled to one vote for each Trust Unit owned.

    Unless otherwise required by the Trust Indenture, any matter may be approved by holders of a majority of Trust Units constituting a quorum, although less than a majority of the Trust Units then outstanding. The affirmative vote of the holders of 80% of the outstanding Trust Units is required to (1) terminate the Trust, (2) amend the Trust Indenture or (3) approve the sale of all or any material part of the assets of the Trust. The sale of all or any part of the assets of the Trust requires the prior consent of the Trustee except in connection with the termination of the Trust or limited sales directed by the Company in conjunction with its sale of Underlying Properties. The Trustee may be removed, with or without cause, by a vote of the holders of a majority of the outstanding Trust Units.
                            SELLING TRUST UNITHOLDER

    The Company currently owns 100% of the 40,000,000 outstanding Trust Units and is offering 6,000,000 (15% of the outstanding) Trust Units in this offering, or 6,900,000 Trust Units if the underwriters exercise their over-allotment option in full. The Company has reserved $12 million of Trust Units for issuance in the Company's 1998 Royalty Trust Option Plan. The Company has granted options covering all $12 million of Trust Units in the Plan to its executive officers at an exercise price equal to the public offering price in this offering. The options are exercisable for a period of three years, beginning at the date of grant. Assuming the sale of all Trust Units offered in this offering and the exercise in full of the underwriters' over-allotment option, after taking into account the Trust Units reserved for the Company's
1998 Royalty Trust Option Plan, the Company will have   Trust Units, or  % of
the outstanding Trust Units. Trust Units available for future sale or distribution.

    The Company has announced that it intends to form up to three royalty trusts and distribute units of beneficial interest in those royalty trusts (including the Trust Units) as dividends to its stockholders. It also may exchange the remaining Trust Units for oil and gas properties or use them for other corporate purposes. The Company currently anticipates beginning distributions of units of royalty trusts to its stockholders no earlier than the fourth quarter of 1999. Those distributions could be made potentially as frequently as each quarter. The Company intends to distribute royalty trust units representing a then market value of approximately $2.00 per year for each share of Company common stock.

    Prior to this offering there has been no public market for the Trust Units. The Company cannot predict the effect on future market prices, if any, of market sales of Trust Units or the availability of Trust Units for sale after the Company's distribution to its shareholders of its remaining Trust Units. Nevertheless, sales of substantial amounts of Trust Units in the public market could adversely affect prevailing market prices.
                                 LEGAL MATTERS

    Counsel for the Company, Kelly, Hart & Hallman, P.C., Fort Worth, Texas, will give a legal opinion that the Trust Units are valid. Counsel for the Underwriters, Andrews & Kurth L.L.P., Houston, Texas, will give a legal opinion to the Underwriters regarding other matters related to this offering. Butler & Binion, L.L.P., Houston, Texas, will give the tax opinion set forth in the section of this prospectus captioned "Federal Income Tax Consequences." Morris, Laing, Evans, Brock & Kennedy, Chartered, Wichita, Kansas, will give the Kansas tax opinion set forth in the section of this prospectus captioned "State Tax Considerations." Certain members of Kelly, Hart & Hallman, P.C. currently own approximately 23,200 shares of the Company's common stock.
                                    EXPERTS
    The financial statements of the Company incorporated by reference in this prospectus have been audited by Arthur Andersen, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.
                             AVAILABLE INFORMATION

    The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at the address in the previous sentence. To obtain information on the operation of the public reference rooms you may call the SEC at (800) SEC-0330. The Company's filings are also available to the public on the SEC Internet Web site at http://www.sec.gov.

    The SEC allows the Company to "incorporate by reference" information the Company files with it, which means that the Company can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.

    The Company incorporates by reference in this prospectus the following documents:

  .   the Company's Annual Report on Form 10-K for the year ended December
      31, 1997;

  . the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998, and September 30, 1998;

  . the Company's Current Reports on Form 8-K dated February 12, 1998, February 16, 1998 (Amendment No. 1 to Report dated December 1, 1997), February 18, 1998, February 25, 1998, April 13, 1998, April 17, 1998,
      April 21, 1998, April 24, 1998, May 19,1998, July 2, 1998 (Amendment
      No. 1 to Report dated April 24, 1998), and August 26, 1998; and

  . all other documents filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to termination of the offering of the Trust Units.

    Information that the Company files later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included or incorporated by reference in this prospectus.

    As a recipient of this prospectus, you may request a copy of any document the Company incorporates by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost to you by writing or calling the Company at 810 Houston Street, Suite 2000, Fort Worth, Texas 76102, Attention: Investor Relations, telephone (817) 870-2800.

    NationsBank, N.A. is Trustee of the Trust. The Trustee's address is 901 Main Street, 17th Floor, Dallas, Texas 75202, and its telephone number is
(214) 508-2400.

                     GLOSSARY OF CERTAIN OIL AND GAS TERMS

    In this prospectus the following terms have the meanings specified below.

Bbl -- One stock tank barrel, or 42 US gallons liquid volume, of crude oil or other liquid hydrocarbons.

Bcf -- One billion cubic feet of natural gas.

Bcfe -- One billion cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

Btu -- A British Thermal Unit, a common unit of energy measurement.

Estimated Future Net Revenues -- Also referred to as "estimated future net cash flows." The result of applying current prices of oil and gas (with consideration of price changes only as provided by existing contractual arrangements) to estimated future production from oil and gas reserves, reduced by estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves. Estimated future net revenues do not include the effects of the tight sands gas tax credit, since the Trust is not a taxable entity and the credit inures directly to the benefit of the Trust Unitholders.

Gas Revenue -- Includes revenue related to the sale of natural gas, natural gas liquids and plant products.

MBbl -- One thousand Bbl.

Mcf -- One thousand cubic feet of natural gas.

Mcfe -- One thousand cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

MMBtu--One million British Thermal Units (Btus).

MMcf--One million cubic feet of natural gas.

MMcfe--One million cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

Net Oil and Gas Wells or Acres--Determined by multiplying "gross" oil and gas wells or acres by the interest in such wells or acres represented by the Underlying Properties.

Oil Revenue--Includes revenue related to the sale of oil and condensate production.

Proved Developed Reserves--Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves--The estimated quantities of crude oil, natural gas and natural gas liquids which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves--Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

Reserve-to-Production Index--An estimate, expressed in years, of the total estimated proved reserves attributable to a producing property divided by the forecasted rate of production for the 12 months following the date as of which the proved reserves were estimated.

Royalty or Overriding Royalty Interest--A real property interest entitling the owner to receive a specified portion of the gross proceeds of the sale of oil and gas production or, if the conveyance creating the interest provides, a specific portion of oil and gas produced, without any deduction for the costs to explore for, develop or produce the oil and gas. A royalty or overriding royalty interest owner has no right to consent to or approve the operation and development of the property, while the owners of the working interest have the exclusive right to exploit the mineral on the land.

Standardized Measure of Discounted Future Net Cash Flows--Also referred to herein as "standardized measure." It is the present value of estimated future net revenues computed by discounting estimated future net revenues at a rate of 10% annually.

Working Interest--A real property interest entitling the owner to receive a specified percentage of the proceeds of the sale of oil and gas production or a percentage of the production, but requiring the owner of the working interest to bear the cost to explore for, develop and produce such oil and gas. A working interest owner who owns a portion of the working interest may participate either as operator or by voting his percentage interest to approve or disapprove the appointment of an operator and certain activities in connection with the development and operation of a property.

                         INDEX TO FINANCIAL STATEMENTS

UNDERLYING PROPERTIES
  Report of Independent Public Accountants................................  F-2
  Statements of Revenues and Direct Operating Expenses for the Years Ended
   November 30, 1996, 1997 and 1998.......................................  F-3
  Notes to Financial Statements...........................................  F-4
HUGOTON ROYALTY TRUST
  Report of Independent Public Accountants................................  F-8
  Statement of Assets and Trust Corpus as of December 4, 1998.............  F-9
  Note to Statement of Assets and Trust Corpus............................ F-10
  Pro Forma Statement of Assets and Trust Corpus as of December 31, 1998
   (Unaudited)............................................................ F-11
  Pro Forma Statement of Distributable Income for the Year Ended
   December 31, 1998 (Unaudited).......................................... F-12
  Notes to Pro Forma Statement of Distributable Income (Unaudited)........ F-13

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Cross Timbers Oil Company:

  We have audited the accompanying statements of revenues and direct operating expenses of the Underlying Properties of Cross Timbers Oil Company ("the Company") for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  The accompanying statements of revenue and direct operating expenses have been prepared on the cash basis of accounting, as described in Note 2, and are not intended to be a presentation in conformity with generally accepted accounting principles.

  In our opinion, the statements referred to above present fairly, in all material respects, the revenues and direct operating expenses of the Underlying Properties for each of the three years in the period ended November 30, 1998, in conformity with the basis of accounting described above and in
Note 2.

ARTHUR ANDERSEN LLP

Fort Worth, Texas
December 3, 1998

                             UNDERLYING PROPERTIES

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

              FOR THE YEARS ENDED NOVEMBER 30, 1996, 1997 AND 1998

                                                         1996    1997    1998
                                                        ------- ------- -------
                                                            (IN THOUSANDS)
Revenues
  Gas sales............................................ $60,502 $82,192 $77,124
  Oil sales............................................   9,075   9,704   7,083
                                                        ------- ------- -------
    Total Revenues.....................................  69,577  91,896  84,207
                                                        ------- ------- -------
Direct Operating Expenses
  Taxes on production and property.....................   5,919   9,173   9,170
  Production and other expenses........................  11,359  12,837  13,031
                                                        ------- ------- -------
    Total..............................................  17,278  22,010  22,201
                                                        ------- ------- -------
Excess of Revenues over Direct Operating Expenses...... $52,299 $69,886 $62,006
                                                        ======= ======= =======

                See Accompanying Notes to Financial Statements.

                             UNDERLYING PROPERTIES

                         NOTES TO FINANCIAL STATEMENTS

1. UNDERLYING PROPERTIES

  The Underlying Properties are predominantly working interests in producing properties currently owned by Cross Timbers Oil Company ("Company") in Kansas, Oklahoma and Wyoming. The Company will convey 80% defined net profits interests ("Net Profits Interests") in the Underlying Properties to the Hugoton Royalty Trust ("Trust") in December 1998. Estimated proved reserves attributable to the Underlying Properties are approximately 5% oil and 95% natural gas, based on discounted present value of estimated future net revenues as of November 30, 1998. See Note 5.

  All of the Underlying Properties were acquired by the Company from 1986 through 1998. Significant property acquisitions were made by the Company during the three-year period presented in the accompanying financial statements. The statements include the historical revenues and direct operating expenses from these acquired properties for all years presented.

2. BASIS OF PRESENTATION

  The statements of revenues and direct operating expenses of the Underlying Properties were derived from the historical accounting records of the Company, (and prior owners for acquisitions occurring during the three-year period presented) and are presented on the cash basis of accounting before the effects of conveyance of the Net Profits Interests. The statements do not include depreciation, depletion, and amortization, general and administrative or interest expenses.

  Royalty income of the Trust is determined based on the defined 80% net profits interest percentage of Net Proceeds of the Underlying Properties. The computation also includes deductions for capital development expenditures on the properties of $19,797,000 in 1996, $38,875,000 in 1997 and $28,600,000 in
1998, as well as an overhead charge totalling $4,557,000 in 1996, $5,354,000 in 1997, and $6,198,000 in 1998. Accordingly, royalty income of the Trust is materially different from the excess of revenues over direct operating expenses from the Underlying Properties.

3. RELATED PARTY TRANSACTIONS

  The Company sells a significant portion of gas production from the Underlying Properties to certain of the Company's wholly owned subsidiaries, generally at amounts approximating monthly spot market prices. Most of the production from the Hugoton area is sold under a contract to Timberland Gathering & Processing Company, Inc. ("TGPC"). Much of the gas production in Major County, Oklahoma is sold to Ringwood Gathering Company ("RGC") which retains a $0.313 per Mcf gathering fee, which the Company believes to be a competitive industry rate. TGPC and RGC sell gas to Cross Timbers Energy Services, Inc. ("CTES") which markets gas to third parties. The Company sells directly to CTES most gas production not sold directly to TGPC or RGC.

  Sales from the Underlying Properties to the Company's wholly owned subsidiaries are as follows (in thousands):

                                                          1996    1997    1998
                                                         ------- ------- -------
   TGPC................................................. $12,348 $16,429 $14,519
   RGC..................................................   6,768   8,436   6,421
   CTES.................................................  12,167  32,294  33,878

                             UNDERLYING PROPERTIES

4. CONTINGENCIES

  The Company is a defendant in two separate lawsuits that could, if adversely determined, decrease future revenues from certain of the Underlying Properties. Damages relating to production prior to the formation of the Trust will be borne by the Company.

  A class action lawsuit, Booth, et al. v. Cross Timbers Oil Company, was filed on April 3, 1998 in the District Court of Dewey County, Oklahoma by royalty owners of natural gas wells in Oklahoma. The plaintiffs allege that since 1991 the Company has underpaid royalty owners as a result of (1) reducing royalties for improper charges for production, marketing, gathering, processing and transportation costs and (2) selling gas through affiliated companies at prices less favorable from those paid by third parties. The Company believes that it has strong defenses to this lawsuit and intends to vigorously defend its position. However, if a judgment or settlement increased the amount of future royalty payments, revenues from the Underlying Properties will be reduced. The amount of any reduction in such revenues is not presently determinable, but is not expected to be material.

  A second lawsuit, United States of America ex rel. Grynberg v. Cross Timbers Oil Company, et al., was filed in the United States District Court for the Western District of Oklahoma. This action alleges that in computing royalties payable for natural gas produced from federal leases and lands owned by Native Americans, the Company has mismeasured the volume of gas and wrongfully analyzed its heating content. The suit, which was brought under the qui tam provisions of the U.S. False Claims Act, seeks treble damages for the unpaid royalties (with interest), civil penalties and an order for the Company to cease the allegedly improper measuring practices. This lawsuit is one of more that 75 suits filed nationwide by the same plaintiff alleging similar claims against over 300 producers and pipeline companies. Royalties paid by the Company for production from Underlying Properties on federal and Native American lands during the year ended November 30, 1998, totalled $2.8 million. The Company believes that the allegations of this lawsuit are without merit. However, an order to change measuring practices or a related settlement could adversely affect future revenues from the Underlying Properties by an indeterminable amount.

5. SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

  Proved oil and gas reserves of the Underlying Properties have been estimated as of November 30, 1998 by the Company's internal petroleum engineers. The reserve estimates provided for the Underlying Properties are before the effects of conveying the defined net profits interests to the Trust. In accordance with Statement of Financial Accounting Standards No. 69, estimates of future net revenues from proved reserves have been prepared using year-end oil and gas prices and current costs to produce and develop the proved reserves. The standardized measure of future net cash flows from oil and gas reserves is calculated based on discounting such future net cash flows at an annual rate of 10%. Year-end posted West Texas Intermediate crude oil prices were $18.00 per barrel for 1995, $24.25 per barrel for 1996, $15.50 per barrel for 1997, and $8.50 per barrel for 1998. Year-end weighted average spot gas prices were $1.53 per Mcf for 1995, $3.31 per Mcf for 1996, $2.07 per Mcf for 1997, and $2.00 per Mcf for 1998.

  Year-end proved reserves prior to November 30, 1998 have been developed by adding back actual production volumes to arrive at estimated proved reserves at November 30, 1995, 1996 and 1997. As a result, changes in proved reserves during each of the three years presented do not include revisions of estimates or extensions and discoveries.

                             UNDERLYING PROPERTIES

  Estimated future production and development costs prior to November 30, 1998 have been developed by adding back actual costs to arrive at estimated future costs at November 30, 1995, 1996 and 1997. As a result, the changes in standardized measure of discounted future net cash flows from proved reserves for each of the three years presented do not reflect cost estimate revisions.

  The standardized measure of future net cash flows is not intended to represent the fair value of the Underlying Properties. Numerous uncertainties are inherent in estimating volumes and values of proved reserves and in projecting future production rates and timing of development expenditures. Such reserve estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production may be substantially different from the original estimates. Also, because natural gas prices are influenced by seasonal demand, use of year-end prices, as required by the Financial Accounting Standards Board, may not be representative in estimating future revenues or reserve data.

                                                            GAS (MCF) OIL (BBLS)
   PROVED RESERVES                                          --------- ----------
                                                               (IN THOUSANDS)
   Balance, November 30, 1995..............................  603,784    5,733
     Production............................................  (36,143)    (455)
                                                             -------    -----
   Balance, November 30, 1996..............................  567,641    5,278
     Production............................................  (37,172)    (471)
                                                             -------    -----
   Balance, November 30, 1997..............................  530,469    4,807
     Production............................................  (38,535)    (479)
                                                             -------    -----
   Balance, November 30, 1998..............................  491,934    4,328
                                                             =======    =====

   PROVED DEVELOPED RESERVES
                                                            GAS (MCF) OIL (BBLS)
                                                            --------- ----------
                                                               (IN THOUSANDS)
   November 30, 1995.......................................  528,782    5,014
                                                             =======    =====
   November 30, 1996.......................................  492,639    4,559
                                                             =======    =====
   November 30, 1997.......................................  455,467    4,089
                                                             =======    =====
   November 30, 1998.......................................  416,932    3,610
                                                             =======    =====

   STANDARDIZED MEASURE OF DISCOUNTED FUTURE
    NET CASH FLOWS RELATING TO PROVED
    RESERVES
                                                        NOVEMBER 30,
                                              --------------------------------
                                                 1996       1997       1998
                                              ---------- ---------- ----------
                                                       (IN THOUSANDS)
   Future cash inflows......................  $2,012,625 $1,177,862 $1,025,456
   Future production and development costs..     565,163    451,278    391,441
                                              ---------- ---------- ----------
   Future net cash flows....................   1,447,462    726,584    634,015
   10% discount factor......................     759,472    364,310    302,045
                                              ---------- ---------- ----------
   Standardized measure of discounted future
    net cash flows..........................  $  687,990 $  362,274 $  331,970
                                              ========== ========== ==========

   CHANGES IN STANDARDIZED MEASURE OF
    DISCOUNTED FUTURE NET CASH FLOWS FROM
    PROVED RESERVES
                                                      NOVEMBER 30,
                                               -----------------------------
                                                 1996      1997       1998
                                               --------  ---------  --------
                                                     (IN THOUSANDS)
   Standardized measure, beginning of year.... $219,537  $ 687,990  $362,274
                                               --------  ---------  --------
   Sales of production, net of costs..........  (52,299)   (69,886)  (62,006)
   Changes in price...........................  480,207   (360,026)  (31,501)
   Development costs incurred.................   19,797     38,875    28,600
   Accretion of discount......................   20,748     65,321    34,603
                                               --------  ---------  --------
                                                468,453   (325,716)  (30,304)
                                               --------  ---------  --------
   Standardized measure, end of year.......... $687,990  $ 362,274  $331,970
                                               ========  =========  ========

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Hugoton Royalty Trust:

  We have audited the accompanying statement of assets and trust corpus of Hugoton Royalty Trust as of December 4, 1998. This financial statement is the responsibility of the management of Cross Timbers Oil Company. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the statement referred to above presents fairly, in all material respects, the assets and trust corpus of Hugoton Royalty Trust as of December 4, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Fort Worth, Texas
December 4, 1998

                             HUGOTON ROYALTY TRUST

                      STATEMENT OF ASSETS AND TRUST CORPUS

                                DECEMBER 4, 1998

   Cash.................................................................. $1,000
                                                                          ======
   Trust Corpus.......................................................... $1,000
                                                                          ======

               See Note to Statement of Assets and Trust Corpus.

                             HUGOTON ROYALTY TRUST

                 NOTE TO STATEMENT OF ASSETS AND TRUST CORPUS

1. TRUST ORGANIZATION

  Hugoton Royalty Trust ("Trust") is a grantor trust that was created on December 4, 1998 by Cross Timbers Oil Company ("Company"). The Statement of Assets and Trust Corpus reflects the Company's initial cash contribution to the Trust of $1,000.

  The Trust was formed to hold net overriding royalty interests equivalent to 80% defined net profits interests in certain producing oil and gas properties in Kansas, Oklahoma and Wyoming to be conveyed by the Company effective December 1, 1998 in exchange for 40 million units of beneficial interest in the Trust ("Units").

  The Trust will terminate upon the first occurrence of: (a) disposition of all Royalty Trust Interests pursuant to terms of the Trust Indenture, (b) when gross proceeds attributable to the Underlying Properties are less than $1 million per year for each of two successive years after 1999, or (c) a vote of at least 80% of the Trust Unitholders to terminate the Trust in accordance with provisions of the Trust Indenture.

                             HUGOTON ROYALTY TRUST

           PRO FORMA STATEMENT OF ASSETS AND TRUST CORPUS (UNAUDITED)

                               DECEMBER 31, 1998

                                                                (IN THOUSANDS)
Cash...........................................................    $      1
Net overriding royalty interests in oil and gas properties.....     237,052
                                                                   --------
  Total Assets.................................................    $237,053
                                                                   ========
Trust Corpus (40,000,000 units of beneficial interest
 authorized and outstanding)...................................    $237,053
                                                                   ========

         See Accompanying Note to Statement of Assets and Trust Corpus.

                             HUGOTON ROYALTY TRUST

            PRO FORMA STATEMENT OF DISTRIBUTABLE INCOME (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                  (IN THOUSANDS, EXCEPT FOR PER UNIT AMOUNTS)

Gross Proceeds
  Gas revenues....................................................... $77,124
  Oil revenues.......................................................   7,083
                                                                      -------
    Total Revenues...................................................  84,207
  Taxes on production and property...................................   9,170
                                                                      -------
    Total............................................................  75,037
                                                                      -------
Production and Development Costs
  Production.........................................................  13,031
  Development (Note 2)...............................................  28,600
                                                                      -------
    Total............................................................  41,631
                                                                      -------
Net proceeds before overhead.........................................  33,406
Overhead (Note 2)....................................................   6,198
                                                                      -------
Net proceeds.........................................................  27,208
Net profits percentage...............................................      80%
                                                                      -------
Trust royalty income.................................................  21,766
Administrative expense...............................................     300
                                                                      -------
Distributable income................................................. $21,466
                                                                      =======
Distributable income per Unit (40,000,000 Trust Units issued and outstanding--Note 1)................................................ $  0.54
                                                                      =======

    See Accompanying Notes to Unaudited Pro Forma Statement of Distributable
                                    Income.

                             HUGOTON ROYALTY TRUST

       NOTES TO PRO FORMA STATEMENT OF DISTRIBUTABLE INCOME (UNAUDITED)

1. BASIS OF PRESENTATION

  The pro forma statement of assets and trust corpus has been prepared assuming that on December 31, 1998 net profits interests ("Net Profits Interests") were conveyed to the Trust from certain oil and gas properties ("Underlying Properties") owned by Cross Timbers Oil Company ("Company") in exchange for 40 million units of beneficial interest ("Units"). The initial pro forma carrying value of the net overriding royalty interests of $237,052,000 is based on the Company's estimated historical net book value (successful efforts method of accounting) on December 31, 1998.

  The pro forma statement of distributable income of the Trust for the year ended December 31, 1998 has been prepared on a cash basis of accounting from the historical results (successful efforts method of accounting) of operations of the properties out of which the Net Profits Interests were carved and the following assumptions made:

    a. The Trust was formed and the Net Profits Interests were conveyed to the Trust effective December 1, 1997.

    A significant property acquisition was made by the Company during the year ended December 31, 1998. The pro forma statement of distributable income include the historical revenues and expenses of this acquisition.

    b. Net proceeds related to the Net Profits Interests are received and recorded as royalty income by the Trust in the month following their receipt by the Company from the Underlying Properties.

    Generally the Trust will receive and record royalty income two months after the month of production. This basis for recognizing royalty income differs from generally accepted accounting principles which requires that revenues be accrued in the month of production.

    c. Royalty income is calculated based on 80% of the Net Proceeds from the Underlying Properties. Net Proceeds is a defined term in the Net Profits Interests conveyance to the Trust.

    d. Administrative expense is estimated to be $300,000 annually. Such expense generally would include Trustee fees and costs incurred by the Trustee to administer the Trust and report Trust results to Unitholders, including the expense of attorneys, independent auditors, reservoir engineers, printing and mailing.

2. PRO FORMA ADJUSTMENTS

  The following pro forma adjustments were made to the historical direct operating expenses of the Underlying Properties to present pro forma distributable income for the year ended December 31, 1998:

    a. Historical development costs of $28,600,000 were deducted.

    b. An overhead charge by the Company totalling $6,198,000 was deducted. This charge, based on a monthly count of active wells operated by the Company, is specified by the terms of the Net Profits Interest conveyance to the Trust. Such charge is deducted in the computation of Net Proceeds and represents reimbursement to the Company for costs associated with monitoring the Underlying Properties.

3. FEDERAL INCOME TAXES

  As a grantor trust, the Trust will not be required to pay federal income taxes. Accordingly, the accompanying pro forma statement of distributable income does not include a provision for federal income taxes.

                             HUGOTON ROYALTY TRUST

4. CONTINGENCIES

    The Company is a defendant in two separate lawsuits that could, if adversely determined, decrease future Trust distributable income. Damages relating to production prior to the formation of the Trust will be borne by the Company.

    A class action lawsuit, Booth, et al. v. Cross Timbers Oil Company, was filed on April 3, 1998 in the District Court of Dewey County, Oklahoma by royalty owners of natural gas wells in Oklahoma. The plaintiffs allege that since 1991 the Company has underpaid royalty owners as a result of (1) reducing royalties for improper charges for production, marketing, gathering, processing and transportation costs and (2) selling gas through affiliated companies at prices less favorable from those paid by third parties. The Company believes that it has strong defenses to this lawsuit and intends to vigorously defend its position. However, if a judgment or settlement increased the amount of future royalty payments, the Trust would bear its proportionate share of the increased royalties through reduced Net Proceeds. The amount of any reduction in Net Proceeds is not presently determinable, but is not expected to be material.

    A second lawsuit, United States of America ex rel. Grynberg v. Cross Timbers Oil Company, et al., was filed in the United States District Court for the Western District of Oklahoma. This action alleges that in computing royalties payable for natural gas produced from federal leases and lands owned by Native Americans, the Company has mismeasured the volume of gas and wrongfully analyzed its heating content. The suit, which was brought under the qui tam provisions of the U.S. False Claims Act, seeks treble damages for the unpaid royalties (with interest), civil penalties and an order for the Company to cease the allegedly improper measuring practices. This lawsuit is one of more than 75 suits filed nationwide by the same plaintiff alleging similar claims against over 300 producers and pipeline companies. Royalties paid by the Company for production from Underlying Properties on federal and Native American lands during the 12 months ended November 30, 1998, totalled $2.8 million. The Company believes that the allegations of this lawsuit are without merit. However, an order to change measuring practices or a related settlement could adversely affect the Trust by reducing Net Proceeds in the future by an indeterminable amount.

5. PRO FORMA SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION

  Proved oil and gas reserves of the Trust have been estimated as of December 31, 1998 by the Company's internal petroleum engineers. In accordance with Statement of Financial Accounting Standards No. 69, estimates of future net revenues from proved reserves have been prepared using year-end oil and gas prices and current costs to produce and develop the proved reserves. The standardized measure of future net cash flows from oil and gas reserves is calculated based on discounting such future net cash flows at an annual rate of 10%. Year-end posted West Texas Intermediate crude oil prices were $15.50 and $8.50 per barrel for 1997 and 1998, respectively. Year-end weighted average spot gas prices were $2.07, and $2.00 per Mcf for 1997 and 1998, respectively. As the Trust is not subject to taxation at the trust level, no provision is included for federal income taxes.

  Reserve quantities and revenues for the Net Profits Interests were estimated from projections of reserves and revenues attributable to the Underlying Properties. Since the Trust has a defined net profits interests, the Trust does not own a specific ownership percentage of the oil and gas reserve or production quantities. Accordingly, reserves and production allocated to the Trust pertaining to its 80%

                             HUGOTON ROYALTY TRUST
net profits interest in the working interest properties have effectively been reduced to reflect recovery of the Trust's 80% portion of applicable production and development costs. Because Trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the Net Profits Interests.

  Proved reserves at January 1, 1998 have been developed by adding back 1998 production volumes to the proved reserve estimate at December 31, 1998. As a result, changes in proved reserves for 1998 do not include revisions of estimates or extensions and discoveries.

  The standardized measure of future net cash flows is not intended to represent the fair value of the Trust. Numerous uncertainties are inherent in estimating volumes and values of proved reserves and in projecting future production rates and timing of development expenditures. Such reserve estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production may be substantially different from the original estimates. Also, because natural gas prices are influenced by seasonal demand, use of year-end prices, as required by the Financial Accounting Standards Board, may not be representative in estimating future revenues or reserve data.

                             HUGOTON ROYALTY TRUST

                                                            GAS (MCF) OIL (BBLS)
                                                            --------- ----------
                                                               (IN THOUSANDS)
   PROVED RESERVES
   Balance, January 1, 1998................................  291,972    2,646
     Revisions of prior estimates..........................   (5,755)     (77)
     Production............................................  (13,725)    (171)
                                                             -------    -----
   Balance, December 31, 1998..............................  272,492    2,398
                                                             =======    =====
   PROVED DEVELOPED RESERVES
   January 1, 1998.........................................  259,050    2,325
                                                             =======    =====
   December 31, 1998.......................................  241,480    2,091
                                                             =======    =====

   STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
    RELATING TO PROVED RESERVES AT DECEMBER 31, 1998
                                                               (IN THOUSANDS)
   Future cash inflows........................................    $567,762
   Future production taxes....................................      60,550
                                                                  --------
   Future net cash flows......................................     507,212
   10% discount factor........................................     241,636
                                                                  --------
   Standardized measure of discounted future net cash flows...    $265,576
                                                                  ========

   CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET
    CASH FLOWS FROM PROVED RESERVES                           (IN THOUSANDS)
   Standardized measure, January 1, 1998..................... $      289,819
                                                              --------------
   Trust royalty income .....................................        (21,766)
   Changes in prices and other...............................        (30,159)
   Accretion of discount.....................................         27,682
                                                              --------------
                                                                     (24,243)
                                                              --------------
   Standardized measure, December 31, 1998................... $      265,576
                                                              ==============

                                  UNDERWRITING
    The Company and the underwriters named below (the "Underwriters") have entered into an underwriting agreement with respect to the Trust Units being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of Trust Units indicated in the following table. Goldman, Sachs & Co., Lehman Brothers Inc., Bear, Stearns & Co., Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and A. G. Edwards & Sons, Inc. are representatives of the Underwriters.

                             Number of
         Underwriter        Trust Units
         -----------        -----------
   Goldman, Sachs & Co.....
   Lehman Brothers Inc.....
   Bear, Stearns & Co.
    Inc....................
   Dain Rauscher Wessels a
          division of Dain
          Rauscher
          Incorporated.....
   Donaldson, Lufkin &
    Jenrette Securities
    Corporation............
   A.G. Edwards & Sons,
    Inc....................
                             ---------
     Total.................  6,000,000
                             =========

                               ----------------


    If the Underwriters sell more Trust Units than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 900,000 Trust Units from the Company to cover such sales. They may exercise that option for 30 days. If any Trust Units are purchased pursuant to this option, the Underwriters will severally purchase Trust Units in approximately the same proportion as set forth in the table above.

    The following table shows the per Trust Unit and total underwriting discounts and commissions to be paid to the Underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 900,000 additional Trust Units.

                                                         Paid by the Company
                                                      -------------------------
                                                      No Exercise Full Exercise
                                                      ----------- -------------
Per Trust Unit.......................................    $            $
Total................................................    $            $

    Trust Units sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Trust Units sold by the Underwriters to securities dealers may be sold at a discount of up to $ per Trust Unit from the initial public offering price. Any such securities dealers may resell any Trust Units purchased from the Underwriters to certain other brokers or dealers at a discount of up to $ per Trust Unit from the initial public offering price. If all the Trust Units are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

    The Company and its executive officers have agreed with the Underwriters not to dispose of or hedge any of their Trust Units or securities convertible into or exchangeable for Trust Units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

    Prior to the Offering, there has been no public market for the Trust Units. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Trust Units, in addition to prevailing market conditions, will be estimates of distributions to Trust Unitholders and overall quality of the Underlying Properties.

    The Company intends to list the Trust Units on the New York Stock Exchange under the symbol " ." In order to meet one of the requirements for listing the Trust Units on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more Trust Units to a minimum of 2,000 beneficial holders.

    In connection with the Offering, the Underwriters may purchase and sell Trust Units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of Trust Units than they are required to purchase in the Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Trust Units while the Offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount it received because the representatives repurchased Trust Units sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the marketprice of the Trust Units. As a result, the price of the Trust Units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of Trust Units offered.

    The Company estimates that total expenses of the Offering, other than underwriting discounts and commissions, will be approximately $525,000.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell the Trust Units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................  10
Forward Looking Statements.................................................  14
Use of Proceeds............................................................  14
The Trust..................................................................  14
Hypothetical Annual Cash Distributions.....................................  15
The Net Profits Interests and the Underlying Properties....................  19
Computation of Net Proceeds................................................  29
Federal Income Tax Consequences............................................  32
State Tax Considerations...................................................  36
ERISA Considerations.......................................................  37
Description of the Trust Indenture.........................................  38
Description of the Trust Units.............................................  41
Selling Trust Unitholder...................................................  43
Legal Matters..............................................................  43
Experts....................................................................  44
Available Information......................................................  44
Glossary of Certain Oil and Gas Terms......................................  45
Index to Financial Statements.............................................. F-1
Underwriting............................................................... U-1

                                ---------------

Through and including      , 1999 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             6,000,000 Trust Units

                             HUGOTON ROYALTY TRUST


                                ---------------

                                   PROSPECTUS

                                ---------------


                              GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                            BEAR, STEARNS & CO. INC.

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                          DONALDSON, LUFKIN & JENRETTE

                           A.G. EDWARDS & SONS, INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

  All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus forming a part of this Registration Statement.

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Except for the Registration Fee and the NASD Filing Fee, the following itemized table sets forth estimates of those expenses payable by the Company in connection with the offer and sale of the securities offered hereby:

   Registration Fee................................................... $ 24,937
   NASD Filing Fee....................................................    9,470
   Printing and Engraving Expenses....................................  100,000
   Legal Fees and Expenses............................................  150,000
   Accountants' Fees and Expenses.....................................   40,000
   Miscellaneous Fees and Expenses....................................  200,593
                                                                       --------
   Total.............................................................. $525,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 6.02 of the Trust Indenture provides that the Trustee will be indemnified by the Trust estate or, if Trust assets are insufficient, by the Company, against any and all liability and expenses incurred by it individually or as Trustee in the administration of the Trust and the Trust estate, except for any liability or expense resulting from fraud or gross negligence or acts or omissions in bad faith.

  The Company is incorporated in Delaware. Under Section 145 of the Delaware General Corporation Law (the "DGCL"), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceeding so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance for such persons. Article Nine of the Certificate of Incorporation of the Registrant permits indemnification of directors and officers to the fullest extent permitted by Section 145 of the DGCL. Reference is made to the Certificate of Incorporation of the Registrant.

  Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Article Ten of the Registrant's Certificate of Incorporation contains such a provision.

  The above discussion of the Registrant's Certificate of Incorporation and of Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation and statutes.

  Additionally, the Company has acquired directors' and officers' insurance in the amount of $10 million, which provides an exclusion from coverage for liability under the federal securities laws.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   1.1*  --Form of Underwriting Agreement.
   4.1   --Hugoton Royalty Trust Indenture.
   5.1*  --Opinion of Kelly, Hart & Hallman, P.C. as to legality of the securities registered hereby.
   8.1*  --Opinion of Butler & Binion, L.L.P. regarding federal income tax matters.
   8.2*  --Opinion of Morris, Laing, Evans, Brock & Kennedy, Chartered as to
           Kansas State tax matters.
  10.1*  --Form of 80% Net Overriding Royalty Conveyance--Kansas.
  10.2*  --Form of 80% Net Overriding Royalty Conveyance--Oklahoma.
  10.3*  --Form of 80% Net Overriding Royalty Conveyance--Wyoming.
  15.1   --Awareness letter of Arthur Andersen LLP.
  23.1   --Consent of Arthur Andersen LLP.
         --Consent of Kelly, Hart & Hallman, P.C. (set forth in their opinion
  23.2*    filed as Exhibit 5.1).
         --Consent of Butler & Binion, L.L.P. (set forth in their opinion filed
  23.3*    as Exhibit 8.1).
         --Consent of Morris, Laing, Evans, Brock & Kennedy, Chartered (set
  23.4*    forth in their opinion filed as Exhibit 8.2).
  24.1   --Powers of attorney (set forth on the signature page hereof).
  27.1   --Financial Data Schedule.

--------
* To be filed by amendment

ITEM 17. UNDERTAKINGS.

  The Company hereby undertakes:

  (a) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (c) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed a part of this registration statement as of the time it was declared effective.

  (d) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by the Trust or Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered the Trust or Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on December 4, 1998.

                                          CROSS TIMBERS OIL COMPANY,

                                          By /s/ Bob R. Simpson
                                            -----------------------------------
                                             BOB R. SIMPSON
                                             CHAIRMAN OF THE BOARD

                                           HUGOTON ROYALTY TRUST

                                          By CROSS TIMBERS OIL COMPANY, as
                                             sponsor

                                             By /s/ Bob R. Simpson
                                                -------------------------------
                                                BOB R. SIMPSON
                                                CHAIRMAN OF THE BOARD

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes and appoints J. Richard Seeds and Louis G. Baldwin, and each of them, any one of whom may act without the joinder of the other, as his attorney-in-fact to sign on his behalf individually and in the capacity stated below all amendments and post-effective amendments to this Registration Statement, and any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and all amendments and post-effective amendments thereto, as such attorney-in-fact may deem necessary or appropriate.

          /s/ Bob R. Simpson           Director, Chairman of the   December 4, 1998
______________________________________  Board and Chief Executive
            BOB R. SIMPSON              Officer (Principal
                                        Executive Officer

         /s/ Steffen E. Palko          Director, Vice Chairman of  December 4, 1998
______________________________________  the Board and President
           STEFFEN E. PALKO

         /s/ J. Richard Seeds          Director, Executive Vice    December 4, 1998
______________________________________  President
           J. RICHARD SEEDS

       /s/ J. Luther King, Jr.         Director                    December 4, 1998
______________________________________
         J. LUTHER KING, JR.

         /s/ Jack P. Randall           Director                    December 4, 1998
______________________________________
           JACK P. RANDALL

         /s/ Scott G. Sherman          Director                    December 4, 1998
______________________________________
           SCOTT G. SHERMAN


         /s/ Louis G. Baldwin          Senior Vice President and   December 4, 1998
______________________________________  Chief Financial Officer
           LOUIS G. BALDWIN             (Principal Financial
                                        Officer)

        /s/ Bennie G. Kniffen          Senior Vice President and   December 4, 1998
______________________________________  Controller (Principal
          BENNIE G. KNIFFEN             Accounting Officer)


                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                            DESCRIPTION
 -------                           -----------
   4.1   --Hugoton Royalty Trust Indenture.
  15.1   --Awareness letter of Arthur Andersen LLP.
  23.1   --Consent of Arthur Andersen LLP.
  24.1   --Powers of attorney (set forth on the signature page hereof).
  27.1   --Financial Data Schedule.